Consolidated Financial Statements and Notes

FOR THE YEARS ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021

Management’s Responsibility For Financial Reporting
The accompanying consolidated financial statements of Pan American Silver Corp. ("Pan American" or the "Company") have been prepared by and are the responsibility of management and have been approved by the Board of Directors (the "Board").
These Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and include managements best estimates and judgements. Pan American has developed and maintains a system of internal controls designed to ensure the reliability of its financial information.
Deloitte LLP, an Independent Registered Public Accounting Firm, has audited these Consolidated Financial Statements. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

"signed"	"signed"
Michael Steinmann	Ignacio Couturier
Chief Executive Officer	Chief Financial Officer
February 22, 2023

Management’s Report on Internal Control over Financial Reporting
Management of Pan American is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.
Pan American's management assessed the effectiveness of the Company's Internal control over financial reporting as of December 31, 2022, in accordance with the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2022, Pan American’s internal control over financial reporting was effective.
Deloitte LLP, an Independent Registered Public Accounting Firm, has audited the Company’s Consolidated financial statements for the year ended December 31, 2022, and as stated in the Report of Independent Registered Public Accounting Firm, they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022.

PAN AMERICAN SILVER CORP.	1

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Pan American Silver Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Pan American Silver Corp. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of earnings and comprehensive earnings, cash flows, and changes in equity, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Impairment - Assessment of Whether Indicators of Impairment or Impairment Reversal Exist within the Mineral Properties, Plant and Equipment - Refer to Note 3 o), 5 e), and 12 to the financial statements
Critical Audit Matter Description
The Company’s determination of whether or not an indicator of impairment or impairment reversal exists at the cash generating unit (“CGU”) level requires significant management judgment. Changes in metal price forecasts or discount rates, increases or decreases in estimated future costs of production, increases or decreases in estimated future capital costs, reductions or increases in the amount of recoverable mineral reserves and mineral resources and/or adverse or favorable political or regulatory developments can result in a write-down or write-up of the carrying amounts of the Company’s mineral properties, plant and equipment.

PAN AMERICAN SILVER CORP.	2

While there are several factors that are required to determine whether or not an indicator of impairment or impairment reversal exists, the judgments with the highest degree of subjectivity are future metal prices (for both gold and silver), discount rates and the Company’s ability or expected timing to restart the Escobal Mine. Auditing these estimates and factors required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the future metal prices (for both gold and silver), discount rates and the Company's ability or expected timing to restart the Escobal mine considered in the assessment of indicators of impairment or impairment reversal included the following, among others:
•Evaluated the effectiveness of the Company’s controls over management’s assessment of indicators of impairment or impairment reversal.
•Performed independent research to assess if there have been any substantive local, political, or regulatory changes negatively impacting the ability or expected timing to restart the Escobal mine.
•With the assistance of fair value specialists:
◦Evaluated the future metal prices (gold and silver) by comparing management forecasts to third party forecasts, and
◦Evaluated the reasonableness of the change in discount rate by testing the source information underlying the determination of the discount rate.
Impairment —Dolores Mine CGU – Refer to Notes 3 o) and 12 to the financial statements
Critical Audit Matter Description
The Company identified an indicator of impairment for the Dolores Mine CGU as a result of gold and silver production being less than expected and inflationary pressures which have affected this shorter-life mine. The Company determined that the recoverable amount of the CGU corresponded to its fair value less costs to sell. It was determined that the recoverable amount of the Dolores Mine CGU was lower than its carrying value, causing the Company to recognize an impairment loss.
While there are several assumptions that go into determining the recoverable amount of the Dolores Mine CGU, the judgments with the highest degree of subjectivity are future metal prices (for both gold and silver). Auditing these estimates required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to future metal prices (for both gold and silver) used to determine the recoverable amount of the Dolores Mine CGU included the following, among others:
•Evaluated the effectiveness of the controls surrounding the future metal prices (for both gold and silver), and
•With the assistance of fair value specialists, evaluated the future metal prices (for both gold and silver) by comparing management forecasts to third party forecasts.
/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
February 22, 2023
We have served as the Company's auditor since 1993.

PAN AMERICAN SILVER CORP.	3

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Pan American Silver Corp.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Pan American Silver Corp. and subsidiaries (the “Company") as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 22, 2023, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
February 22, 2023

PAN AMERICAN SILVER CORP.	4

Consolidated Statements of Financial Position (in thousands of U.S. dollars)

	December 31,	December 31,
	2022	2021
Assets
Current assets
Cash and cash equivalents (Note 27)	$107,005	$283,550
Short-term investments (Note 9)	35,337	51,723
Trade and other receivables	136,614	128,150
Income tax receivables	40,020	20,282
Inventories (Note 10)	471,630	500,462
Derivative assets (Note 8)	2,883	3,995
Prepaid expenses and other current assets	10,891	13,007
	804,380	1,001,169
Non-current assets
Mineral properties, plant and equipment (Note 11)	2,226,354	2,344,551
Long-term inventories (Note 10)	26,300	25,644
Long-term tax receivables	8,476	8,711
Deferred tax assets (Note 30)	55,879	55,953
Long-term investment and associate (Note 13)	121,200	77,410
Goodwill and other assets (Note 14)	5,909	5,146
Total assets	$3,248,498	$3,518,584

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 15)	$308,054	$306,087
Derivative liabilities (Note 8)	1,780	351
Provisions (Note 16)	17,853	8,041
Lease obligations (Note 17)	13,608	10,663
Debt (Note 18)	13,712	3,400
Income tax payables	25,833	59,133
	380,840	387,675
Non-current liabilities
Long-term provisions (Note 16)	285,327	240,111
Deferred tax liabilities (Note 30)	140,337	184,785
Long-term lease obligations (Note 17)	19,506	19,898
Long-term debt (Note 18)	180,010	11,900
Deferred revenue (Note 19)	13,900	12,516
Other long-term liabilities (Note 20)	26,960	25,691
Total liabilities	1,046,880	882,576

Equity (Note 21)
Issued capital	3,139,994	3,136,214
Share option reserve	93,273	93,375
Investment revaluation reserve	(3,008)	—
Deficit	(1,034,780)	(598,035)
Total equity attributable to Company shareholders	2,195,479	2,631,554
Non-controlling interests	6,139	4,454
Total equity	2,201,618	2,636,008
Total liabilities and equity	$3,248,498	$3,518,584
Commitments and contingencies (Notes 8, 31); subsequent events (Notes 13, 33)
See accompanying notes to the consolidated financial statements
APPROVED BY THE BOARD ON FEBRUARY 22, 2023

"signed"	Gillian Winckler, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	5

Consolidated Statements of Earnings and Comprehensive Earnings (in thousands of U.S. dollars except per share amounts)

	2022	2021
Revenue (Note 28)	$1,494,718	$1,632,750
Cost of sales
Production costs (Note 22)	(1,094,431)	(925,479)
Depreciation and amortization (Note 11)	(316,036)	(302,958)
Royalties	(35,889)	(36,375)
	(1,446,356)	(1,264,812)
Mine operating earnings (Note 28)	48,362	367,938

General and administrative	(28,975)	(34,852)
Exploration and project development	(18,335)	(11,071)
Mine care and maintenance (Note 23)	(45,123)	(31,780)
Foreign exchange losses	(9,607)	(11,267)
Impairment charges (Note 12)	(99,064)	—
Derivative gains (Note 8(d))	7,336	5,393
Mineral properties, plant and equipment (losses) gains (Note 11)	(2,439)	32,167
Gains and income from associates (Note 13)	45,033	4,347
Transaction and integration costs (Note 24)	(157,334)	—
Other (expense) income (Note 29)	(2,115)	36
(Loss) earnings from operations	(262,261)	320,911
Investment loss (Note 8(b))	(16,221)	(59,722)
Interest and finance expense (Note 25)	(22,463)	(16,198)
(Loss) earnings before income taxes	(300,945)	244,991
Income tax expense (Note 30)	(39,118)	(146,429)
Net (loss) earnings	$(340,063)	$98,562

Net (loss) earnings attributable to:
Equity holders of the Company	(341,748)	97,428
Non-controlling interests	1,685	1,134
	$(340,063)	$98,562
Other comprehensive (loss) earnings, net of taxes
Items that will not be reclassified to net (loss) earnings:
Unrealized loss on long-term investment (Note 8(c))	(3,477)	—
Income tax recovery related to long-term investments (Note 30)	469	—
Total other comprehensive loss	$(3,008)	$—
Total comprehensive (loss) earnings	$(343,071)	$98,562

Total comprehensive (loss) earnings attributable to:
Equity holders of the Company	(344,756)	97,428
Non-controlling interests	1,685	1,134
	$(343,071)	$98,562

(Loss) earnings per share attributable to common shareholders (Note 26)
Basic (loss) earnings per share	$(1.62)	$0.46
Diluted (loss) earnings per share	$(1.62)	$0.46
Weighted average shares outstanding (in 000’s) Basic	210,521	210,298
Weighted average shares outstanding (in 000’s) Diluted	210,521	210,435
See accompanying notes to the consolidated financial statements.

PAN AMERICAN SILVER CORP.	6

Consolidated Statements of Cash Flows (in thousands of U.S. dollars)

	2022	2021
Operating activities
Net (loss) earnings for the year	$(340,063)	$98,562
Income tax expense (Note 30)	39,118	146,429
Depreciation and amortization (Note 11)	316,036	302,958
Impairment charges (Note 12)	99,064	—
Net realizable value inventory charge (Note 22)	97,742	8,719
Gains and income from associates (Note 13)	(45,033)	(4,347)
Accretion on closure and decommissioning provision (Note 16)	14,841	7,470
Investment loss	16,221	59,722
Interest paid	(6,584)	(5,234)
Interest received	3,176	172
Income taxes paid	(137,762)	(129,205)
Other operating activities (Note 27)	17,190	(22,069)
Net change in non-cash working capital items (Note 27)	(42,037)	(71,069)
	$31,909	$392,108
Investing activities
Payments for mineral properties, plant and equipment	$(274,688)	$(243,478)
Proceeds from disposition of mineral properties, plant and equipment	8,713	45,798
Proceeds from short-term investments	694	1,861
Proceeds from derivatives	9,877	9,157
	$(255,404)	$(186,662)
Financing activities
Proceeds from common shares issued	$940	$619
Distributions to non-controlling interests	(269)	(933)
Dividends paid	(94,728)	(71,500)
Proceeds from debt (Note 18)	167,100	—
Repayment of debt (Note 18)	(5,239)	(1,700)
Payment of equipment leases	(14,833)	(12,396)
	$52,971	$(85,910)
Effects of exchange rate changes on cash and cash equivalents	(6,021)	(3,099)
(Decrease) increase in cash and cash equivalents	(176,545)	116,437
Cash and cash equivalents at the beginning of the year	283,550	167,113
Cash and cash equivalents at the end of the year	$107,005	$283,550
Supplemental cash flow information (Note 27).
See accompanying notes to the consolidated financial statements.

PAN AMERICAN SILVER CORP.	7

Consolidated Statements of Changes in Equity (in thousands of U.S. dollars except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2020	210,258,667	$3,132,140	$93,409	$—	$(623,030)	$2,602,519	$3,320	$2,605,839
Total comprehensive earnings
Net earnings for the year	—	—	—	—	97,428	97,428	1,134	98,562
Shares issued on the exercise of stock options	65,780	762	(143)	—	—	619	—	619
Shares issued as compensation	133,077	3,312	—	—	—	3,312	—	3,312
Share-based compensation on option grants	—	—	109	—	—	109	—	109
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(933)	(933)	—	(933)
Dividends paid	—	—	—	—	(71,500)	(71,500)	—	(71,500)
Balance, December 31, 2021	210,457,524	$3,136,214	$93,375	$—	$(598,035)	$2,631,554	$4,454	$2,636,008
Total comprehensive loss
Net loss for the year	—	—	—	—	(341,748)	(341,748)	1,685	(340,063)
Other comprehensive loss	—	—	—	(3,008)	—	(3,008)	—	(3,008)
	—	—	—	(3,008)	(341,748)	(344,756)	1,685	(343,071)
Shares issued on the exercise of stock options	79,542	1,283	(343)	—	—	940	—	940
Shares issued as compensation	143,768	2,497	—	—	—	2,497	—	2,497
Share-based compensation on option grants	—	—	241	—	—	241	—	241
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(269)	(269)	—	(269)
Dividends paid	—	—	—	—	(94,728)	(94,728)	—	(94,728)
Balance, December 31, 2022	210,680,834	$3,139,994	$93,273	$(3,008)	$(1,034,780)	$2,195,479	$6,139	$2,201,618
See accompanying notes to the consolidated financial statements.

PAN AMERICAN SILVER CORP.	8

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
1. NATURE OF OPERATIONS

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office is at Suite 1440 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.
The Company is engaged in the production and sale of silver, gold, zinc, lead and copper as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s major products are produced from mines in Canada, Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Canada, Peru, Mexico and Argentina, and exploration activities throughout South America, Canada and Mexico. As at December 31, 2022, the Company's Escobal mine in Guatemala continues to be on care and maintenance pending satisfactory completion of a consultation process led by the Ministry of Energy and Mines ("MEM") in Guatemala.
The Company, Agnico Eagle Mines Limited (“Agnico Eagle”) and Yamana Gold Inc. (“Yamana”) entered into an arrangement agreement dated November 4, 2022 ( the "Arrangement Agreement"), whereby the Company agreed to acquire all of the issued and outstanding common shares of Yamana following the sale by Yamana of its Canadian assets, including certain subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico Eagle, by way of a plan of arrangement under the Canada Business Corporations Act (the “Transaction”). The Transaction is expected to close in the first quarter of 2023, subject to certain regulatory approvals and other closing conditions. As a result, the Company expects to add to its portfolio the Jacobina mine in Brazil; the El Penon and Minera Florida mines in Chile; and the Cerro Morro mine in Argentina as well as two development projects in Argentina. Please refer to Note 33 for further details.
2. BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), effective as of December 31, 2022.
These consolidated financial statements were approved for issuance by the Board of Directors on February 22, 2023.
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:
a)Presentation currency
The functional and presentation currency of the Company and each of its subsidiaries is the United States dollar ("USD").
b)Basis of measurement
These consolidated financial statements have been prepared on an historical cost basis, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period.

PAN AMERICAN SILVER CORP.	9

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
c)Basis of consolidation
The accounts of the Company and its subsidiaries, which are controlled by the Company, have been included in these consolidated financial statements. Control is achieved when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The principal subsidiaries of the Company and their geographic locations at December 31, 2022 were as follows:

Location	Subsidiary	Ownership Interest	Accounting	Operations and Development Projects Owned
Canada	Lake Shore Gold Corp.	100%	Consolidated	Bell Creek and Timmins West mines, together "Timmins mine"
Mexico	Plata Panamericana S.A. de C.V.	100%	Consolidated	La Colorada mine
	Compañía Minera Dolores S.A. de C.V.	100%	Consolidated	Dolores mine
Peru	Pan American Silver Huaron S.A.	100%	Consolidated	Huaron mine
	Compañía Minera Argentum S.A.	92%	Consolidated	Morococha mine
	Shahuindo S.A.C.	100%	Consolidated	Shahuindo mine
	La Arena S.A.	100%	Consolidated	La Arena mine
Bolivia	Pan American Silver (Bolivia) S.A.	95%	Consolidated	San Vicente mine
Guatemala	Pan American Silver Guatemala S.A.	100%	Consolidated	Escobal mine
Argentina	Minera Tritón Argentina S.A.	100%	Consolidated	Manantial Espejo & Cap-Oeste Sur Este mines
	Minera Joaquin S.R.L.	100%	Consolidated	Joaquin mine
	Minera Argenta S.A.	100%	Consolidated	Navidad project
d)Investments in associates
An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint venture. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20%, if the Company has the power to participate in the financial and operating policy decisions affecting the entity. The Company’s share of the net assets and net earnings or loss is accounted for in the consolidated financial statements using the equity method of accounting.
e)Business combinations
Upon the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) acquired on the basis of fair value at the date of acquisition. When the cost of the acquisition exceeds the fair value attributable to the Company’s share of the identifiable net assets, the difference is treated as goodwill, which is not amortized and is reviewed for impairment annually or more frequently when there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the consolidated statement of earnings. Acquisition related costs, other than costs to issue debt or equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issuance costs. The costs to issue debt securities are capitalized and amortized using the effective interest method.
Non-controlling interests are measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquirers’ identifiable net assets as at the date of acquisition. The choice of measurement basis is made on a transaction by transaction basis.
Control of a business may be achieved in stages. Upon the acquisition of control, any previously held interest is re-measured to fair value at the date control is obtained resulting in a gain or loss upon the acquisition of control.

PAN AMERICAN SILVER CORP.	10

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.
f)Revenue recognition
Revenue associated with the sale of commodities is recognized when control of the asset sold is transferred to the customer. Indicators of control transferring include an unconditional obligation to pay, legal title, physical possession, transfer of risk and rewards and customer acceptance. This generally occurs when the goods are delivered to a loading port, warehouse, vessel or metal account as contractually agreed with the buyer; at which point the buyer controls the goods. In cases where the Company is responsible for the cost of shipping and certain other services after the date on which control of the goods transfers to the customer, these other services are considered separate performance obligations and thus a portion of revenue earned under the contract is allocated and recognized as these performance obligations are satisfied.
The Company’s concentrate sales contracts with third-party buyers, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on applicable commodity prices set on specified quotational periods, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. For this purpose, the transaction price can be measured reliably for those products, such as silver, gold, zinc, lead and copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.
Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time control passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on forward market prices and estimated quantities. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the date when control is transferred to the buyer and the actual final price set under the smelting contracts are caused by changes in metal prices resulting in the receivable being recorded at fair value through profit or loss ("FVTPL").
IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold are not significant and do not constrain the recognition of revenue.
Refining and treatment charges under the sales contracts are netted against revenue for sales of metal concentrate.
The Company recognizes deferred revenue in the event it receives payments from customers in consideration for future commitments to deliver metals and before such sale meets the criteria for revenue recognition. The Company recognizes amounts in revenue as the metals are delivered to the customer. Specifically, for the metal agreements entered into with Maverix Metals Inc. ("Maverix"), the Company determines the amortization of deferred revenue to the consolidated statement of earnings on a per unit basis using the estimated total quantity of metal expected to be delivered to Maverix over the terms of the contract. The Company estimates the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.

PAN AMERICAN SILVER CORP.	11

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
g)Financial instruments
Financial assets and financial liabilities are recognized in the Company’s statement of financial position when the Company becomes a party to the contractual provisions of the instrument.
i)Financial assets
On initial recognition, a financial asset is classified as measured at: amortized cost, fair value through other comprehensive income ("FVTOCI"), or FVTPL. Financial assets at FVTPL are initially measured at fair value and those at amortized cost or FVTOCI are initially measured at fair value plus transaction costs.
Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.
Amortized cost:
Financial assets that meet the following conditions are measured subsequently at amortized cost:
•The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method. Interest income is recognized in Investment loss in the consolidated statement of earnings.
The Company's financial assets at amortized cost primarily include cash and cash equivalents, receivables not arising from sale of metal concentrates included in Trade and other receivables in the Consolidated Statement of Financial Position (Note 8(a)).
FVTOCI:
Financial assets that meet the following conditions are measured at FVTOCI:
•The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding; or
•The Company may make an irrevocable election at initial recognition for particular investments in equity instruments that would otherwise be measured at FVTPL to present subsequent changes in fair value in other comprehensive income.
At initial recognition, the Company's made an irrevocable election to measure its Long-term investment at FVTOCI (Note 8(c)).
FVTPL:
By default, all other financial assets are measured subsequently at FVTPL.
The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.
Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated

PAN AMERICAN SILVER CORP.	12

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
hedging relationship. Fair value is determined in the manner described in Note 8(e)(ii). The Company's financial assets at FVTPL include its trade receivables from provisional concentrate sales, short-term investments in equity securities, and derivative assets not designated as hedging instruments.
ii)Financial liabilities and equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.
An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.
Classification of financial liabilities
Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using effective interest method.
Derivatives
When the Company enters into derivative contracts, these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions. The Company does not have derivative instruments that qualify as cash flow hedges and consequently all derivatives are recorded at fair value with changes in fair value recognized in net earnings.
h)Derivative Financial Instruments
The Company utilizes foreign currency and commodity contracts, including forward contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates. For metals production, these contracts are intended to reduce the risk of falling prices on the Company’s future sales. Foreign currency derivative financial instruments, such as forward contracts, are used to manage the effects of exchange rate changes on foreign currency cost exposures. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative and any gains or losses arising from changes in fair value on derivatives are taken directly to earnings for the year. The fair value of forward currency and commodity contracts is calculated by reference to current forward exchange rates and prices for contracts with similar maturity profiles.
Derivatives, including certain conversion options and warrants with exercise prices in a currency other than the functional currency, are recognized at fair value with changes in fair value recognized in profit or loss.

PAN AMERICAN SILVER CORP.	13

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
i)Inventories
Inventories include work in progress, concentrate, doré, processed silver and gold, heap leach inventory, and operating materials and supplies. Work in progress inventory includes ore stockpiles and other partly processed material. Stockpiles represent ore that has been extracted and is available for further processing. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of cost or estimated net realizable value ("NRV") based upon the period ending prices of contained metal. Cost is determined on a weighted average basis or using a first-in-first-out basis and includes all costs incurred in the normal course of business including direct material and direct labour costs and an allocation of production overheads, depreciation and amortization, and other costs, based on normal production capacity, incurred in bringing each product to its present location and condition. Material that does not contain a minimum quantity of metal to cover estimated processing expenses to recover the contained metal is not classified as inventory and is assigned no value. The work in progress inventory is considered part of the operating cycle which the Company classifies as current inventory and hence heap leach and stockpiles are included in current inventory for our operations. Quantities are assessed primarily through surveys and assays.
The costs incurred in the construction of heap leach pads are capitalized to mineral properties, plant and equipment. Heap leach inventory represents silver and gold contained in ore that has been placed on the leach pad for cyanide irrigation. The heap leach process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which is then recovered during the metallurgical process. When the ore is placed on the pad, an estimate of the recoverable ounces is made based on tonnage, ore grade and estimated recoveries of the ore type placed on the pad. The estimated recoverable ounces on the pad are used to compile the inventory cost.
The Company uses several integrated steps to scientifically measure the metal content of the ore placed on the leach pads. The tonnage, grade, and ore type to be mined in a period was first estimated using the Mineral Reserve model. As the ore body is drilled in preparation for the blasting process, samples are taken of the drill residue, which is assayed to determine their metal content and quantities of contained metal. The estimated recoverable ounces carried in the leach pad inventory are adjusted based on actual recoveries being experienced. Actual and estimated recoveries achieved are measured to the extent possible using various indicators including, but not limited to, individual cell recoveries, the use of leach curve recovery and trends in the levels of carried ounces depending on the circumstances or cumulative pad recoveries.
The Company then processes the ore through the crushing facility where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. The crushed ore is then transported to the leach pad for application of the leaching solution. The samples from the automated sampler are assayed each shift and used for process control. The quantity of leach solution is measured by flow meters throughout the leaching and precipitation process. The pregnant solution from the heap leach is collected and passed through the processing circuit to produce precipitate, which is retorted and then smelted to produce doré bars.
The Company allocates direct and indirect production costs to by-products on a systematic and rational basis. With respect to concentrate and doré inventory, production costs are allocated based on the silver equivalent ounces contained within the respective concentrate and doré.
The inventory is stated at lower of cost or NRV, with cost being determined using a weighted average cost method. The ending inventory value of ounces associated with the leach pad is equal to opening recoverable ounces plus recoverable ounces placed less ounces produced plus or minus ounce adjustments.
The estimate of both the ultimate recovery expected over time and the quantity of metal that may be extracted relative to the time the leach process occurs requires the use of estimates, which rely upon laboratory test work and estimated models of the leaching kinetics in the heap leach pads. Test work consists of leach columns of up to 400 days duration with 150 days being the average, from which the Company

PAN AMERICAN SILVER CORP.	14

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
projects metal recoveries up to three years in the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience. The assumptions used by the Company to measure metal content during each stage of the inventory conversion process include estimated recovery rates based on laboratory testing and assaying. The Company periodically reviews its estimates compared to actual experience and revises its estimates when appropriate. The ultimate recovery will not be known until the leaching operations cease.
Supplies inventories are valued at the lower of average cost and NRV using replacement cost plus cost to dispose, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries. At times, the Company has a limited amount of finished silver at a minting operation where coins depicting Pan American’s emblem are stamped.
j)Mineral properties, plant and equipment ("MPPE")
On initial acquisition, MPPE are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management. When provisions for closure and decommissioning are recognized, the corresponding cost is capitalized as part of the cost of the related assets, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in MPPE and depreciated accordingly.
In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value, whilst land is stated at cost less any impairment in value and is not depreciated.
Each asset's or part’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.
The expected useful lives are included below in the accounting policy for depreciation of MPPE. The net carrying amounts of MPPE are reviewed for impairment either individually or at the cash-generating unit ("CGU") level when events and changes in circumstances indicate that the carrying amounts may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is recorded as an impairment provision.
In countries where the Company paid Value Added Tax (“VAT”) and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If the Company ultimately recovers previously deferred amounts, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.
Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.
Where an item of MPPE is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as earnings or loss on disposal in the statement of earnings. Any items of mineral property, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the financial year in which the item is derecognized.

PAN AMERICAN SILVER CORP.	15

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
k)Operational mining properties and mine development
When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop such property including costs to further delineate the ore body and remove overburden to initially expose the ore body prior to the start of mining operations, are also capitalized.
Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Company is ready to commence commercial production. These costs are amortized using the units-of-production method (described below) over the life of the mine, commencing on the date of commercial production.
Acquisition costs related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights, the Company makes a preliminary evaluation to determine that the property has significant potential to economically develop the deposit. The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable deposit is discovered, such costs are amortized when production begins. If no mineable deposit is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.
Major development expenditures on producing properties incurred to increase production or extend the life of the mine are capitalized while ongoing mining expenditures on producing properties are charged against earnings as incurred. Gains or losses from sales or retirements of assets are included in gain or loss on sale of assets.
l)Depreciation of MPPE
The carrying amounts of MPPE (including initial and any subsequent capital expenditure) are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine or mineral lease, if shorter. Estimates of residual values and useful lives are reviewed annually and any change in estimate is taken into account in the determination of remaining depreciation charges, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation commences on the date when the asset is available for use as intended by management.
i)Units of production basis
For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a units of production basis.
In applying the units of production method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proven and probable reserves.
ii)Straight line basis
Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis.

PAN AMERICAN SILVER CORP.	16

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
MPPE are depreciated over their useful life, or over the remaining life of the mine if shorter. The major categories of property, plant and equipment are depreciated on a unit of production and/or straight-line basis as follows:
•Land – not depreciated
•Mobile equipment – 3 to 7 years
•Buildings and plant facilities – 25 to 50 years
•Mining properties and leases including capitalized evaluation and development expenditures – based on applicable reserves on a unit of production basis.
•Exploration and evaluation – not depreciated until mine goes into production
•Assets under construction – not depreciated until assets are ready for their intended use
m)Exploration and evaluation
Exploration expenditures are incurred in the search for economic mineral deposits or the process of obtaining more information about existing mineral deposits and typically include costs associated with drilling, sampling, mapping and other activity related to the search for ore.
Evaluation expenditures are incurred to establish the technical and commercial viability of mineral deposits and typically include costs associated with determining optimal methods of extraction and metallurgical and treatment processes, permitting, and preparing economic evaluations.
Exploration expenditures are expensed as incurred. Evaluation expenditures are capitalized when management determines there is a high degree of confidence that future economic benefits will flow to the Company. Acquired exploration and evaluation projects and acquired exploration rights are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination.
Capitalized exploration and evaluation expenditures are reclassified to MPPE, in accordance with Note 3(j), once the technical feasibility and commercial viability are demonstrated.
n)Deferred stripping costs
In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. During the preproduction phase, these costs are capitalized as part of the cost of the mine property and subsequently amortized over the life of the mine (or pit) on a units of production basis.
The costs of removal of the waste material during a mine’s production phase are deferred where they give rise to future benefits. These capitalized costs are subsequently amortized on a unit of production basis over the reserves that directly benefit from the specific stripping activity.
o)Impairment (and reversals of impairment) of non-current assets
The Company reviews and tests the carrying amount of MPPE and intangible assets with finite lives when there is an indication of impairment or impairment reversal. Additionally, disposal groups held for sale are tested for impairment upon classification as a disposal group held for sale.
Impairment assessments on MPPE and intangible assets are conducted at the level of the CGU. The recoverable amount of a CGU is the higher of value in use ("VIU") and fair value less cost to sell. VIU is the net present value of expected future cash flows. Impairments are recognized for any excess of carrying value over the recoverable amount.
Where the recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, closure, restoration and environmental clean-up. These may include net cash flows expected to be realized from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proven or probable ore reserves. Such non-reserve material is included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of

PAN AMERICAN SILVER CORP.	17

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
mineralization that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.
Where the recoverable amount of a CGU is dependent on the life of its associated ore, expected future cash flows reflect long term mine plans, which are based on detailed research, analysis and iterative modeling to optimize the level of return from investment, output and sequence of extraction. The mine plan takes account of all relevant characteristics of the ore, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore affecting process recoveries and capacities of processing equipment that can be used. The mine plan is therefore the basis for forecasting production output in each future year and for forecasting production costs.
The Company’s cash flow forecasts are based on estimates of future commodity prices, which assume market prices will revert to the Company’s assessment of the long-term average price, generally over a period of three to five years. These assessments often differ from current price levels and are updated periodically.
The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted, including appropriate adjustments for the risk profile of the countries in which the individual CGU operate. The great majority of the Company’s sales are based on prices denominated in USD. To the extent that the currencies of countries in which the Company produces commodities strengthen against the USD without commodity price offset, cash flows and, therefore, net present values are reduced.
Non-financial assets other than goodwill that have suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.
p)Closure and decommissioning costs
The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or rehabilitation. Closure and decommissioning works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. Provisions for the cost of each closure and rehabilitation program are recognized at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and decommissioning activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and decommissioning activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation. The timing of the actual closure and decommissioning expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions, and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time dependent on closure and decommissioning requirements. Closure and decommissioning provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation. Discount rates used are specific to the underlying obligation. Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements which give rise to a constructive or legal obligation.
When provisions for closure and decommissioning are initially recognized, the corresponding cost is capitalized as a component of the cost of the related asset, representing part of the cost of acquiring the

PAN AMERICAN SILVER CORP.	18

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in property, plant and equipment and depreciated accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance expenses. Closure and decommissioning provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the un-depreciated capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in the statement of earnings. In the case of closed sites, changes to estimated costs are recognized immediately in the statement of earnings. Changes to the capitalized cost result in an adjustment to future depreciation and finance charges. Adjustments to the estimated amount and timing of future closure and decommissioning cash flows are a normal occurrence in light of the significant judgments and estimates involved.
The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate. The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.
q)Foreign currency translation
The Company’s functional currency and that of its subsidiaries is the USD, as this is the principal currency of the economic environments in which they operate. Transaction amounts denominated in foreign currencies (currencies other than USD) are translated into USD at exchange rates prevailing at the transaction dates. Carrying values of foreign currency monetary assets and liabilities are re-translated at each statement of financial position date to reflect the U.S. exchange rate prevailing at that date.
Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings except for differences arising on decommissioning provisions which are capitalized for operating mines.
r)Share-based payments
The Company makes share-based awards, including restricted share units ("RSUs"), performance share units ("PSUs"), shares and options, to certain employees.
For equity-settled awards, the fair value is charged to the statement of earnings and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of the equity-settled awards is determined at the date of grant. Non-vesting conditions and market conditions, such as target share price upon which vesting is conditioned, are factored into the determination of fair value at the date of grant. All other vesting conditions are excluded from the determination of fair value and included in management’s estimate of the number of awards ultimately expected to vest.
The fair value is determined by using option pricing models. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the statement of earnings with a corresponding entry within equity. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.
Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification, over the remainder of the new vesting period.

PAN AMERICAN SILVER CORP.	19

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. Any compensation paid up to the fair value of the awards at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the statement of earnings. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the new awards are treated as if they are a modification of the original award, as described in the previous paragraph.
s)Leases
Lease Definition
At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. An identified asset may be implicitly or explicitly specified in a contract, but must be physically distinct, and must not have the ability for substitution by a lessor. The Company has the right to control an identified asset if it obtains substantially all of its economic benefits and either pre-determines, or directs how and for what purpose the asset is used.
Measurement of Right-of-use ("ROU") Assets and Lease Obligations
At lease commencement, the Company recognizes a ROU assets and a lease obligation. The ROU assets is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at, or before, the commencement date, plus any initial direct costs incurred, less any lease incentives received.
The ROU assets is subsequently amortized on a straight-line basis over the shorter of the term of the lease, or the useful life of the asset determined on the same basis as the Company’s property, plant and equipment. The ROU assets is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.
The lease obligation is initially measured at the present value of lease payments remaining at the lease commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease obligation, when applicable, may comprise fixed payments, variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the exercise price under a purchase, extension or termination option that the Company is reasonably certain to exercise.
The lease obligation is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU assets .
Recognition Exemptions
The Company has elected not to recognize ROU assets and lease obligations for short-term leases that have a lease term of twelve months or less or for leases of low-value assets. Payments associated with these leases are recognized as an operating expense on a straight-line basis over the lease term within costs and expenses on the consolidated statement of earnings.
t)Income taxes
Taxation on the earnings or loss for the year comprises current and deferred tax. Taxation is recognized in the statement of earnings except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the tax is recognized in other comprehensive income or equity.

PAN AMERICAN SILVER CORP.	20

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
Current tax is the expected tax payable on the taxable income for the year using rates enacted or substantively enacted at the year end, and includes any adjustment to tax payable in respect of previous years.
Deferred tax is provided using the statement of financial position liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax assessment or deduction purposes. Where an asset has no deductible or depreciable amount for income tax purposes, but has a deductible amount on sale or abandonment for capital gains tax purposes, that amount is included in the determination of temporary differences.
The tax effect of certain temporary differences is not recognized, principally with respect to goodwill; temporary differences arising on the initial recognition of assets or liabilities (other than those arising in a business combination or in a manner that initially impacted accounting or taxable earnings); and temporary differences relating to investments in subsidiaries, jointly controlled entities and associates to the extent that the Company is able to control the reversal of the temporary difference and the temporary difference is not expected to reverse in the foreseeable future. The amount of deferred tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities, with the exception of items that have a tax base solely derived under capital gains tax legislation, using tax rates enacted or substantively enacted at period end. To the extent that an item’s tax base is solely derived from the amount deductible under capital gains tax legislation, deferred tax is determined as if such amounts are deductible in determining future assessable income.
The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.
Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the statement of financial position date.
Current and deferred taxes relating to items recognized in other comprehensive income or directly in equity are recognized in other comprehensive income or equity and not in the statement of earnings. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. Judgments are required about the application of income tax legislation. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the statement of earnings.
Deferred tax assets, including those arising from tax losses, capital losses and temporary differences, are recognized only where it is probable that taxable earnings will be available against which the losses or deductible temporary differences can be utilized. Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, closure and decommissioning costs, capital expenditures, dividends and other capital management transactions.
u)Earnings (loss) per share
Basic earnings (loss) per share is calculated by dividing earnings attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the period.
The diluted earnings per share calculation is based on the earnings attributable to ordinary equity holders and the weighted average number of shares outstanding after adjusting for the effects of all potential ordinary shares. This method requires that the number of shares used in the calculation be the weighted average number of shares that would be issued on the conversion of all the dilutive potential ordinary shares into

PAN AMERICAN SILVER CORP.	21

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
ordinary shares. This method assumes that the potential ordinary shares converted into ordinary shares at the beginning of the period (or at the time of issuance, if not in existence at beginning of the period). The number of dilutive potential ordinary shares is determined independently for each period presented.
For convertible securities that may be settled in cash or shares at the holder’s option, returns to preference shareholders and income charges are added back to net earnings used for basic EPS and the maximum number of ordinary shares that could be issued on conversion is used in computing diluted earnings per share.
v)Borrowing costs and upfront costs
Borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets are capitalized. Qualifying assets are assets that require a substantial amount of time to prepare for their intended use, including mineral properties in the evaluation stage where there is a high likelihood of commercial exploitation. Qualifying assets also include significant expansion projects at the operating mines. Borrowing costs are considered an element of the historical cost of the qualifying asset. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total borrowing cost is reduced by income generated from short-term investments of such funds.
Upfront costs incurred in connection with entering new credit facilities are recorded as Other assets and are amortized over the life of the respective credit facilities.
4. CHANGES IN ACCOUNTING STANDARDS

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted.
Presentation of Financial Statements (Amendment to IAS 1)
The amendments to IAS 1, clarifies the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be compiled with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The implementation of this amendment is not expected to have a material impact on the Company.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
The amendment clarifies that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted. This amendment is not expected to have a material impact on the Company.
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has

PAN AMERICAN SILVER CORP.	22

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the impact of the amendment on its financial statements.
5. SIGNIFICANT JUDGMENTS IN APPLYING ACCOUNTING POLICIES

Judgments that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:
a)Capitalization of evaluation costs
The Company has determined that evaluation costs capitalized during the year relating to the operating mines and certain other exploration interests have potential future economic benefits and are potentially economically recoverable. In making this judgment, the Company has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity to existing ore bodies, operating management expertise and required environmental, operating and other permits.
b)Functional currency
The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the USD. The determination of functional currency may require certain judgments to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.
c)Determination of significant influence of associates
Determination of whether the Company has significant influence with respect to its associates requires an assessment of whether the Company has power to participate in the financial and operating policy decisions of the investee but does not have control or joint control of those policies.
On March 31, 2022, the Company determined that it no longer held significant influence over its investment in Maverix after declining to nominate a representative to serve as a director on the Maverix board of directors and given an ownership interest of less than 20%. As a result, the Company redesignated its investment in Maverix into a long-term financial asset recorded at FVTOCI (Note 13).
d)Deferral of stripping costs
In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves that will be mined in a future period and therefore should be capitalized, the Company treats the costs of removal of the waste material during a mine’s production phase as deferred, where it gives rise to future benefits. These capitalized costs are subsequently amortized on a unit of production basis over the reserves that directly benefit from the specific stripping activity. As at December 31, 2022, the carrying amount of Dolores and La Arena capitalized stripping costs was $20.0 million and $42.2 million, respectively (2021 - $23.5 million and $41.0 million, respectively).

PAN AMERICAN SILVER CORP.	23

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
e)Impairment, or impairment reversal, of mining interests
There is significant judgment involved in assessing whether any indications of impairment, or impairment reversal, exist for mining interests, with consideration given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control that affect the recoverable amount of mining interests. Internal sources of information include the manner in which mineral property, plant and equipment are being used or are expected to be used and indications of the economic performance of the assets. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Changes in metal price forecasts, increases or decreases in estimated future costs of production, increases or decreases in estimated future capital costs, reductions or increases in the amount of recoverable mineral reserves and mineral resources and/or adverse or favorable current economics can result in a write-down or write-up of the carrying amounts of the Company’s mining interests. In the year ended December 31, 2022, the Company identified an indicator of impairment at the Dolores Mine (Note 12) and recorded an impairment expense of $99.1 million (2021 - $nil).
f)Coronavirus disease ("COVID-19") pandemic impact
In March 2020, the World Health Organization declared a global pandemic following the emergence and rapid spread of a novel strain of the coronavirus. Since the outbreak of COVID-19, it has spread to areas where we have operations and offices. The outbreak and subsequent Government measures intended to limit the pandemic had significant effects on commodity prices and capital markets. The spread of COVID-19 has impacted our employees and contractors, not only as it relates to potential health concerns, but also in terms of limitations on movement, availability of food and other goods, and personal well-being, among others. Our suppliers and service providers have also been impacted.
During 2020, Government efforts to curtail the spread of COVID-19 resulted in temporary suspensions of our operations in Mexico, Peru, Argentina and Bolivia (see Note 23), and we reduced throughput at our Timmins operation in Canada in order to enhance physical distancing and protect our personnel and the community. During 2021, there were no Government mandated suspensions but operations have continued to be impacted by COVID-19 protocols, which have increased costs and restricted throughput levels, especially at our underground mines.
The extent to which COVID-19 will continue to impact our operations will depend on future developments which are highly uncertain and cannot be predicted with confidence. These future developments include, but are not limited to, the continued presence of, or spread, of COVID-19, and any future emergence and spread of similar pathogens, the duration of the outbreak, new information that may emerge concerning the severity of COVID-19, and the actions taken to contain COVID-19 or treat it. The impact of governmental restrictions and health and safety protocols could improve or worsen relative to our assumptions, depending on how each jurisdiction manages potential outbreaks of COVID-19, the efficacy and availability of adequate supplies of vaccines, and the roll-out of vaccination programs in each jurisdiction.
As of December 31, 2022 and 2021, no operations were suspended as a result of COVID-19. Based on management analysis, the Company has concluded that the impacts to date including increased costs and deferral of production due to reduced throughput do not represent indicators of impairment for any of the Company's assets as at December 31, 2022 and 2021.

PAN AMERICAN SILVER CORP.	24

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
6. KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:
•Revenue recognition: Revenue from the sale of concentrate to independent smelters is recognized when control of the asset sold is transferred to the customer. The Company's concentrate sales contracts with third-party buyers, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on applicable commodity prices set on specified quotational periods, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time control passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on forward market prices and estimated quantities. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the date when control is transferred to the buyer and the actual final price set under the smelting contracts are caused by changes in metal prices resulting in the receivable being recorded at FVTPL. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted.
•Estimated recoverable ounces: The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.
•Mineral reserve estimates: The figures for mineral reserves and mineral resources are disclosed in accordance with National Instrument 43 - 101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators and in accordance with “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines – adopted November 29, 2019 ”, prepared by the Canadian Institute of Mining, Metallurgy and Petroleum Mineral Resource and Mineral Reserve Committee. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.
•Valuation of Inventory: In determining mine production costs recognized in the consolidated statement of earnings, the Company makes estimates of quantities of ore stacked in stockpiles, placed on the heap leach pad and in process and the recoverable silver in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories. Refer to Note 10 for details.
•Depreciation and amortization rates for MPPE and mineral interests: Depreciation and amortization expenses are allocated based on assumed asset lives and depreciation and amortization rates. Should the asset life or depreciation rate differ from the initial estimate, an adjustment would be made in the consolidated statement

PAN AMERICAN SILVER CORP.	25

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
of earnings prospectively. A change in the mineral reserve estimate for assets depreciated using the units of production method would impact depreciation expense prospectively.
•Estimation of decommissioning and reclamation costs and the timing of expenditures: The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at the best estimate of expenditures required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine at the end of its productive life. The carrying amount is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Refer to Note 16 for details on decommissioning and restoration costs.
•Income taxes and recoverability of deferred tax assets: In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period. Refer to Note 30 for further discussion on income taxes.
•Provisions and contingencies: Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event the Company’s estimates of the future resolution of these matters change, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur. Refer to Note 31 for further discussion on contingencies.
7. MANAGEMENT OF CAPITAL

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company’s capital structure consists of shareholders’ equity (comprising issued capital plus share option reserve plus deficit, plus investment revaluation reserve) with a balance of $2.2 billion as at December 31, 2022 (2021 - $2.6 billion). The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.
The Company is not subject to externally imposed capital requirements and the Company’s overall objective with respect to capital risk management remains unchanged from the year ended December 31, 2021.

PAN AMERICAN SILVER CORP.	26

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
8. FINANCIAL INSTRUMENTS

a)Financial assets and liabilities by categories:

December 31, 2022	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$107,005	$—	$—	$107,005
Trade receivables from provisional concentrates sales (1)	—	50,258	—	50,258
Receivable not arising from sale of metal concentrates (1)	77,442		—	77,442
Short-term investments	—	35,337	—	35,337
Long-term investment (2)	—	—	121,200	121,200
Derivative assets	—	2,883	—	2,883
	$184,447	$88,478	$121,200	$394,125
Financial Liabilities:
Derivative liabilities	$—	$1,780	$—	$1,780
Debt	$193,722	$—	$—	$193,722
(1)Included in Trade and other receivables.
(2)The Company's investment in Maverix (Note 13).

December 31, 2021	Amortized cost	FVTPL	Total
Financial Assets:
Cash and cash equivalents	$283,550	$—	$283,550
Trade receivables from provisional concentrates sales (1)	—	40,020	40,020
Receivable not arising from sale of metal concentrates (1)	76,902	—	76,902
Short-term investments	—	51,723	51,723
Derivative assets	—	3,995	3,995
	$360,452	$95,738	$456,190
Financial Liabilities:
Derivative liabilities	$—	$351	$351
Debt	$15,300	$—	$15,300
(1)Included in Trade and other receivables.
b)Short-term investments recorded at FVTPL
The losses from short-term investments recorded at FVTPL for the year ended December 31, 2022 and 2021 were as follows:

	2022	2021
Unrealized losses on short-term investments	$(16,615)	$(60,355)
Realized gains on short-term investments	394	633
	$(16,221)	$(59,722)
c)Long-term investment recorded at FVTOCI
The losses from the Company's long-term investment (Note 13) recorded at FVTOCI for the year ended December 31, 2022 and 2021 were as follows:

	2022	2021
Unrealized loss on long-term investment	$(3,477)	$—

PAN AMERICAN SILVER CORP.	27

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
d)Derivatives
The Company's derivatives are comprised of foreign currency and commodity contracts. The gains (losses) on derivatives for the year ended December 31, 2022 and 2021 were comprised of the following:

	2022	2021
Realized gains on derivatives	$9,877	$9,156
Unrealized losses on derivatives	(2,541)	(3,763)
	$7,336	$5,393
e)Fair value information
i)Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At December 31, 2022		At December 31, 2021
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Short-term investments	$35,337	$—	$51,723	$—
Long-term investment	121,200	—	—	—
Trade receivables from provisional concentrate sales	—	50,258	—	40,020
Derivative assets	—	2,883	—	3,995
Derivative liabilities	—	(1,780)	—	(351)
	$156,537	$51,361	$51,723	$43,664
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remain unchanged from that at December 31, 2021.
ii)Valuation Techniques
 Short-term and long-term investments
The Company’s short-term and long-term investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily equity securities. The fair value of the equity securities is calculated using the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of foreign currency and commodity contracts which are valued using observable market prices.
Receivables from provisional concentrate sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.

PAN AMERICAN SILVER CORP.	28

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
f)Financial Instruments and related risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principle financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1. Currency risk
2. Interest rate risk
3. Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.
i)Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of trade receivables represents the maximum credit exposure.
The Company has concentrate contracts to sell the zinc, lead, copper and silver concentrates produced by the Huaron, San Vicente and La Colorada mines. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour purchase arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At December 31, 2022, the Company had receivable balances associated with buyers of its concentrates of $50.3 million (2021 - $40.0 million). The vast majority of the Company’s concentrate is sold to a limited number of concentrate buyers.
Doré production from La Colorada, Dolores, Manantial Espejo, Shahuindo, La Arena, and Timmins is refined under long-term agreements with fixed refining terms at seven separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At December 31, 2022, the Company had approximately $37.0 million (2021 - $52.3 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and while at the refineries. The refineries bear the risk of loss after metal inventories have been delivered to them.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value. However, the Company maintains an active credit management and monitoring program to minimize the risk of excessive credit risk concentration with any single counterparty.
Refined silver and gold are sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which we operate. These advances represent a credit risk to us to the extent that suppliers

PAN AMERICAN SILVER CORP.	29

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
do not deliver products or perform services as expected. As at December 31, 2022, we had made $8.9 million of supplier advances (2021 - $11.2 million), which are reflected in “Trade and other receivables” on the consolidated statements of financial position.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, supplier advances, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
Cash and cash equivalents, trade accounts receivable and other receivables that represent the maximum credit risk to the Company consist of the following:

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$107,005	$283,550
Trade accounts receivable (1)	50,258	40,020
Supplier advances (1)	8,914	11,228
Employee loans (1)	338	667
(1)Included in Trade and other receivables.
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.
ii)Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.
There was no material change to the Company's exposure to liquidity risk for the year ended December 31, 2022 and 2021.
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following tables summarize the remaining contractual maturities of the Company's financial liabilities and operating and capital commitments on an undiscounted basis:

Payments due by period 2022
	Within 1 year	2 - 3 years	4- 5 years	After 5 years	Total
Accounts payable and accrued liabilities other than:	$291,436	$—	$—	$—	$291,436
Severance liabilities	13,860	1,039	645	4,489	20,033
Payroll liabilities	2,758	—	—	—	2,758
Total accounts payable and accrued liabilities	308,054	1,039	645	4,489	314,227
Income tax payables	25,833	—	—	—	25,833
Derivative liabilities	1,780	—	—	—	1,780
Debt
Repayment of principal	13,712	173,435	6,575	—	193,722
Interest and standby fees	11,222	17,681	125	—	29,028
Provisions (1)(2)	3,448	2,423	—	1,081	6,952
Future payroll liabilities	2,465	8,659	—	—	11,124
Total contractual obligations (2)	$366,514	$203,237	$7,345	$5,570	$582,666
(1)Total litigation provision (Note 16).

PAN AMERICAN SILVER CORP.	30

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
(2)Amounts above do not include payments related to closure and decommissioning (current $14.4 million, long-term $281.8 million) discussed in Note 16, lease obligations discussed in Note 17, the $20.8 million deferred credit arising from the Navidad acquisition discussed in Note 20, and deferred tax liabilities of $140.3 million in Note 30.

Payments due by period 2021
	Within 1 year	2 - 3 years	4- 5 years	After 5 years	Total
Accounts payable and accrued liabilities other than:	$275,629	$—	$—	$—	$275,629
Severance liabilities	26,695	404	33	4,450	31,582
Payroll liabilities	3,763	—	—	—	3,763
Total accounts payable and accrued liabilities	306,087	404	33	4,450	310,974
Income tax payables	59,133	—	—	—	59,133
Derivative liabilities	351	—	—	—	351
Debt
Repayment of principal	3,400	6,800	5,100	—	15,300
Interest and standby fees	2,613	4,867	1,432	—	8,912
Provisions (1)(2)	2,738	2,553	—	—	5,291
Future payroll liabilities	3,352	9,058	—	—	12,410
Total contractual obligations (2)	$377,674	$23,682	$6,565	$4,450	$412,371
(1)Total litigation provision (Note 16).
(2)Amounts above do not include payments related to closure and decommissioning (current $5.3 million, long-term $237.6 million) discussed in Note 16, lease obligations discussed in Note 17, the $20.8 million deferred credit arising from the Navidad acquisition discussed in Note 20, and deferred tax liabilities of $184.8 million in Note 30.
iii)Market Risk
1.Currency Risk
The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
The Company’s net earnings are affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date. The Company has reviewed its monetary assets and monetary liabilities and is exposed to foreign exchange risk through financial assets and liabilities and deferred tax assets and liabilities denominated in currencies other than USD, as shown in the table below. The Company estimates that a 10% change in the exchange rate of the foreign currencies in which its December 31, 2022 non-USD net monetary liabilities were denominated would result in an income before taxes change of about $10.7 million (2021 - $19.3 million).

PAN AMERICAN SILVER CORP.	31

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
The Company is exposed to currency risk through the following financial assets and liabilities, and deferred tax assets and liabilities denominated in foreign currencies:

At December 31, 2022	Cash and short-term investments	Other current and non-current assets	Income taxes receivable (payable), current and non- current	Accounts payable and accrued liabilities and non- current liabilities	Deferred tax assets and liabilities
Canadian Dollar	$40,904	$2,602	$—	$(42,345)	$24,048
Mexican Peso	3,082	32,587	12,649	(42,992)	(16,295)
Argentine Peso	9,348	9,339	856	(33,479)	—
Bolivian Boliviano	4,849	6,645	(5,154)	(8,655)	(4,492)
European Euro	40	—	—	—	—
Peruvian Sol	3,183	20,233	(523)	(28,873)	(87,719)
Guatemala quetzal	59	105	(63)	(7,265)	—
	$61,465	$71,511	$7,765	$(163,609)	$(84,458)

At December 31, 2021	Cash and short-term investments	Other current and non-current assets	Income taxes receivable (payable), current and non- current	Accounts payable and accrued liabilities and non- current liabilities	Deferred tax assets and liabilities(1)
Canadian Dollar	$60,507	$3,389	$—	$(27,448)	$36,799
Mexican Peso	1,159	7,681	(14,633)	(25,985)	(64,297)
Argentine Peso	12,488	20,358	1,502	(19,525)	(13)
Bolivian Boliviano	8,397	499	(7,943)	(23,914)	(6,954)
European Euro	49	—	—	—	—
Peruvian Sol	8,585	17,295	(22,234)	(54,953)	(94,367)
Guatemala quetzal	169	539	(91)	(9,919)	—
	$91,354	$49,761	$(43,399)	$(161,744)	$(128,832)
At December 31, 2022, the Company had outstanding positions on its foreign currency exposure of Mexican peso ("MXN"), Peruvian sol ("PEN") and Canadian dollar ("CAD") purchases. The Company recorded the following derivative gains and losses on currencies for the year ended December 31, 2022 and 2021:

	2022	2021
Mexican peso gains (losses)	$1,507	$(202)
Peruvian sol gains (losses)	3,471	(3,744)
Canadian dollar (losses) gains	(2,944)	851
	$2,034	$(3,095)
2.Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the year ended December 31, 2022 on its cash and short-term investments was 1.4% (2021 - 0.7%). A 10% increase or decrease in the interest earned from financial institutions on cash and short-term investments would not result in a material change in the Company’s earnings before income taxes (2021 – nil).
On August 10, 2021 the Company entered into a $500 million Sustainability-Linked Credit Facility (“SL-Credit Facility”), with a maturity date of August 8, 2025 (Note 18). The SL-Credit Facility incurred a weighted average interest rate of 5.7% during the year ended December 31, 2022 on amounts drawn. There were no amounts drawn on the SL-Credit Facility during the year ended December 31, 2021.

PAN AMERICAN SILVER CORP.	32

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
At December 31, 2022, the Company had $33.1 million in lease obligations (2021 - $30.6 million), that are subject to an annualized interest rate of 9.7% (2021 - 10.6%).
3.Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metals.
A 10% increase in all metal prices as at December 31, 2022, would result in an increase of approximately $149.9 million (2021 – $165.1 million) in the Company’s revenues. A 10% decrease in all metal prices as at the same period would result in a decrease of approximately $151.6 million (2021 - $166.4 million) in the Company’s revenues. The Company also enters into provisional concentrate contracts to sell the zinc, lead and copper concentrates. We have provisionally priced sales for which price finalization, referenced to the relevant zinc, lead, copper and silver index, is outstanding at the balance sheet date. A 10% increase in metals prices on open positions of zinc, lead, copper and silver for provisional concentrate contracts for the year ended December 31, 2022 would result in an increase of approximately $4.9 million (2021 - $7.2 million) in the Company’s before tax earnings, which would be reflected in 2022 results. A 10% decrease in metal prices for the same period would result in a decrease of approximately $4.9 million (2021 - $7.2 million) in the Company’s before tax earnings.
The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.
At December 31, 2022, the Company had outstanding derivative positions on its exposure to zinc and diesel. The Company recorded the following derivative gains and losses on commodities for the year ended December 31, 2022 and 2021:

	2022	2021
Zinc gains	$1,701	$137
Copper losses	—	(1,139)
Diesel gains	4,499	9,397
Other	(898)	94
	$5,302	$8,489
9. SHORT-TERM INVESTMENTS

	December 31, 2022			December 31, 2021
	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short-term investments	$35,337	$20,781	$14,556	$51,723	$20,419	$31,304

PAN AMERICAN SILVER CORP.	33

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
10. INVENTORIES

Inventories consist of:

	December 31, 2022	December 31, 2021
Concentrate	$31,380	$30,647
Stockpile	31,309	43,216
Heap leach and in process	258,750	286,266
Doré and finished	86,776	81,448
Materials and supplies	89,715	84,529
Total inventories	$497,930	$526,106
Less: current inventories	$(471,630)	$(500,462)
Non-current inventories(1)	$26,300	$25,644
(1)Inventories at Escobal mine, which include $19.0 million (2021 - $18.3 million) in supplies with the remainder attributable to metals, have been classified as non-current pending the restart of operations.
Total inventories held at net realizable value amounted to $135.8 million at December 31, 2022 (December 31, 2021 – $203.7 million). The Company recorded write-downs of $97.7 million for the year ended December 31, 2022 (2021 – write-downs of $8.7 million) which were related primarily to heap leach inventories and were included in cost of sales (Note 22).
A portion of the stockpile ore amounting to $0.9 million (2021 - $4.4 million) and a portion of the heap leach inventory amounting to $53.9 million (2021 - $92.1 million) are expected to be recovered or settled after more than twelve months.
11. MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

	Mining Properties
	Depletable	Non-depletable
	Reserves and Resources	Reserves and Resources	Exploration and Evaluation	Plant and Equipment	Total
Carrying value
As at January 1, 2022
Net of accumulated depreciation	$1,115,905	$327,424	$426,495	$474,727	$2,344,551
Additions	237,339	42,808	—	20,470	300,617
Disposals	(11,339)	—	—	(5,785)	(17,124)
Depreciation and amortization (1)	(201,277)	(6,494)	—	(113,383)	(321,154)
Depreciation charge captured in inventory	(19,470)	—	—	—	(19,470)
Impairment charge	(73,723)	(478)	—	(24,863)	(99,064)
Transfers	(122,720)	78,860	2,043	41,817	—
Closure and decommissioning – changes in estimate (Note 16)	37,998	—	—	—	37,998
As at December 31, 2022	$962,713	$442,120	$428,538	$392,983	$2,226,354
Cost as at December 31, 2022	$3,123,604	$617,364	$841,344	$1,281,366	$5,863,678
Accumulated depreciation and impairments	(2,160,891)	(175,244)	(412,806)	(888,383)	(3,637,324)
Carrying value – December 31, 2022	$962,713	$442,120	$428,538	$392,983	$2,226,354
(1)Includes $5.1 million of depreciation and amortization included in mine care and maintenance for the year ended December 31, 2022.

PAN AMERICAN SILVER CORP.	34

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

	Mining Properties
	Depletable	Non-depletable
	Reserves and Resources	Reserves and Resources	Exploration and Evaluation	Plant and Equipment	Total
Carrying value
As at January 1, 2021
Net of accumulated depreciation	$996,745	$307,080	$431,650	$679,531	$2,415,006
Additions	210,484	31,971	7,253	16,766	266,474
Disposals	(1,435)	—	(12,315)	(4,542)	(18,292)
Depreciation and amortization (1)	(166,116)	(2,105)	—	(136,072)	(304,293)
Depreciation charge captured in inventory	(21,249)	—	—	—	(21,249)
Transfers	90,571	(9,522)	(93)	(80,956)	—
Closure and decommissioning – changes in estimate (Note 16)	6,905	—	—	—	6,905
As at December 31, 2021	$1,115,905	$327,424	$426,495	$474,727	$2,344,551
Cost as at December 31, 2021	$3,140,594	$343,705	$839,427	$1,288,392	$5,612,118
Accumulated depreciation and impairments	(2,024,689)	(16,281)	(412,932)	(813,665)	(3,267,567)
Carrying value – December 31, 2021	$1,115,905	$327,424	$426,495	$474,727	$2,344,551
(1)Includes $1.3 million of depreciation and amortization included in mine care and maintenance for the year ended December 31, 2021.

	December 31, 2022			December 31, 2021
	Cost	Accumulated Depreciation (4)	Carrying Value	Cost	Accumulated Depreciation (4)	Carrying Value
Producing properties:
Huaron, Peru	$231,282	$(143,171)	$88,111	$224,700	$(141,902)	$82,798
Morococha, Peru (1)	—	—	—	277,105	(188,821)	88,284
Shahuindo, Peru	636,466	(179,389)	457,077	590,096	(132,727)	457,369
La Arena, Peru	286,235	(142,979)	143,256	208,306	(105,006)	103,300
La Colorada, Mexico	403,698	(205,054)	198,644	355,471	(185,684)	169,787
Dolores, Mexico (1)	1,783,711	(1,586,424)	197,287	1,738,040	(1,350,908)	387,132
Manantial Espejo, Argentina (1) (3)	518,374	(518,374)	—	518,931	(500,244)	18,687
San Vicente, Bolivia	156,260	(119,336)	36,924	151,045	(110,829)	40,216
Timmins, Canada	359,414	(133,120)	226,294	335,488	(103,903)	231,585
Other	29,530	(21,427)	8,103	29,804	(18,330)	11,474
	$4,404,970	$(3,049,274)	$1,355,696	$4,428,986	$(2,838,354)	$1,590,632
Non-Producing Properties:
Land	$6,879	$(1,011)	$5,868	$6,373	$(871)	$5,502
Navidad, Argentina (1)	566,577	(376,141)	190,436	566,577	(376,101)	190,476
Escobal, Guatemala	260,390	(3,078)	257,312	257,390	(1,842)	255,548
Timmins, Canada	63,043	—	63,043	63,018	—	63,018
Shahuindo, Peru	1,376	—	1,376	3,549	—	3,549
La Arena, Peru	117,000	—	117,000	117,005	—	117,005
Minefinders, Mexico (1)	77,210	(37,453)	39,757	78,443	(36,975)	41,468
La Colorada, Mexico	94,672	—	94,672	55,370	—	55,370
Morococha, Peru (2)	238,827	(158,101)	80,726	2,981	—	2,981
Other	32,734	(12,266)	20,468	32,426	(13,424)	19,002
	$1,458,708	$(588,050)	$870,658	$1,183,132	$(429,213)	$753,919
Total	$5,863,678	$(3,637,324)	$2,226,354	$5,612,118	$(3,267,567)	$2,344,551
(1)Includes previously recorded impairment charges at December 31, 2022 of $635.5 million (2021 - $536.4 million) at Dolores, $173.4 million (2021 - $173.4 million) at Manantial Espejo, $386.1 million (2021 - $386.1 million) at Navidad, and $37.0 million (2021 - $37.0 million) at Minefinders.
(2)Morococha was placed on care and maintenance in February 2022.
(3)Manantial Espejo ceased production subsequent to year end.
(4)Includes impairments.

PAN AMERICAN SILVER CORP.	35

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
Dispositions
On March 29, 2022, the Company received a $7.0 million payment from an arm's length party to be applied to certain costs associated with the closure and reclamation of the Morococha mine processing facility. This payment was included in proceeds from disposition of mineral properties, plant and equipment.
On June 28, 2021, the Company completed the sale of a portfolio of six precious metals royalties to Maverix and another counterparty for total consideration of $9.5 million in cash and 491,071 common shares in Maverix valued ?.at $2.6 million (Note 13). As a result, the Company recorded a gain of $0.8 million during the year ended December 31, 2021 in gains on sale of mineral properties, plant and equipment.
On July 12, 2021, the Company completed the sale of 100% of its interest in the Waterloo silver-barite project for consideration of $33.5 million in cash and the retention of a 2% net smelter royalty on any future production of minerals from this project. The Company realized a gain on disposal of $32.5 million for the year ended December 31, 2021.
12. IMPAIRMENT

As at December 31, 2022, the Company reviewed its CGUs, represented by its principal producing mining properties and significant development projects, for indicators of impairment or impairment reversal. The CGU carrying amount for purposes of this assessment includes the carrying value of the mineral properties plant and equipment and goodwill less deferred tax liabilities and closure and decommissioning liabilities related to each CGU. The Company did not identify any indicators of impairment or impairment reversal at any of its CGUs.
The Company's impairment expense in respect of the following CGUs for the year ended December 31, 2022 were as follows:

	2022	2021
Dolores impairment expense	$99,064	$—
Dolores
On June 30, 2022 the Company identified an impairment indicator in the Dolores Mine CGU due to the year-to-date 2022 silver and gold production being less than that expected by management, driven by an ore reconciliation shortfall experienced in a recent higher grade phase of the Dolores open pit mined in 2022, which was expected to affect production for the remainder of the year combined with the impact of inflationary pressures on this asset which has a shorter remaining mine life. Accordingly, management completed a recoverable value assessment of the Dolores Mine CGU, with, the Company recognizing an impairment expense of $99.1 million, against the carrying value of the Dolores Mine CGU at June 30, 2022, and recorded an NRV adjustment of $55.4 million (Note 10) (Collectively, the "Dolores Impairment").
The recoverable amount was determined applying a fair value less cost to sell methodology based on future after-tax cash flows expected to be derived from Dolores Mine discounted with a 6% weighted average cost of capital, a Level 3 fair value measurement. The projected cash flows used in impairment testing are significantly affected by changes in assumptions for metal prices, changes in the amount of recoverable reserves, production costs estimates and capital expenditures estimates. For the year ended December 31, 2022, the Company's impairment testing incorporated the following key assumptions:
a)Pricing Assumptions
Metal pricing included in the cash flow projections is based on consensus analyst pricing. The metal price assumptions used in the impairment assessment were the following:

PAN AMERICAN SILVER CORP.	36

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

	At June 30, 2022
	2022-2025 Average	2026 and long-term
Gold (per ounce)	$1,802	$1,651
Silver (per ounce)	23.56	21.77
b)Additional Dolores-specific assumptions affecting the recoverable amount assessment
In 2022, the recoverable amount of the Dolores Mine CGU was negatively impacted by the following:
i) the updated mineral resource and remaining life of mine plan indicates a reduction in the assumed grades for a phase to be mined in 2022, following 2022 year-to-date silver and gold production being less than expected due to lower than expected grades encountered in this section of the open pit;
ii) inflationary pressures, which have particularly affected this shorter-life asset where most of the mining will be completed in the next two years;
iii) the suspension of underground mining operations in the first half of 2022 due to inflationary cost pressures, and the subsequent reclassification of underground mineral reserves to mineral resources; and,
iv) a reduction in the expected duration of leaching to the year 2030.
13. LONG-TERM INVESTMENT

The following table shows a continuity of the Company's investment in Maverix which was initially classified as an equity investee and subsequently as a long-term investment recorded at FVTOCI:

	Long-term investment	Investment in Associate
At December 31, 2020	$—	$71,560	$71,560
Acquisition of shares in associate	—	2,616	2,616
Equity pick-up from equity investees	—	4,510	4,510
Dilution losses	—	(34)	(34)
Adjustment for change in ownership interest	—	(22)	(22)
Dividends received	—	(1,220)	(1,220)
At December 31, 2021	$—	$77,410	$77,410
Equity pick-up from equity investees	—	413	413
Dividends received	—	(325)	(325)
Loss of significant influence	124,677	(77,498)	47,179
Investment revaluation reserve fair value adjustment	(3,477)	—	(3,477)
At December 31, 2022	$121,200	$—	$121,200
On January 19, 2023, Triple Flag Precious Metals Corp. ("Triple Flag") and Maverix completed a plan of arrangement in which Triple Flag issued a total of 45.1 million common shares and $86.7 million in cash to former Maverix shareholders (the "Maverix Sale"). As a result, the Company received $58.8 million in cash and 3,954,471 Triple Flag shares in exchange for its interest in Maverix comprised of 25,974,571 common shares. On January 26, 2023, the Company sold its entire interest in Triple Flag for net proceeds of $46.5 million after $1.3 million in commission fees.
On March 31, 2022, the Company determined that it no longer held significant influence over Maverix due to declining to exercise its right to nominate a representative to serve as a director on Maverix’s Board of Directors and accordingly the Company no longer has the power to participate in the financial and operating policy decisions of Maverix. As a result, the Company recorded a $44.6 million gain concurrent with the redesignation of its investment in Maverix from Investment in Associate, accounted using the "equity method" whereby the Company recorded in income its ownership proportion of Maverix estimated earnings, into a long-term financial asset recorded at FVTOCI.

PAN AMERICAN SILVER CORP.	37

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
The Company's share of Maverix income or loss was recorded based on its 17% interest up until March 31, 2022, representing the Company’s fully diluted ownership.
14. GOODWILL AND OTHER ASSETS

Other assets consist of:

	December 31, 2022	December 31, 2021
Goodwill	$2,775	$2,775
Equity investments	2,059	1,247
Other assets	1,075	1,124
	$5,909	$5,146
15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	December 31, 2022	December 31, 2021
Trade accounts payable(1)	$88,808	$77,461
Royalty payables	20,886	24,113
Other accounts payable and accrued liabilities	111,282	107,207
Payroll and severance liabilities	66,608	64,968
Value added tax liabilities	8,508	12,006
Other tax payables	11,962	20,332
	$308,054	$306,087
(1)No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.
16. PROVISIONS

	2022	2021
Closure and decommissioning, opening balance	$242,861	$235,110
Revisions in estimates and obligations incurred	42,754	6,278
Reclamation expenditures	(4,228)	(5,997)
Accretion expense (Note 25)	14,841	7,470
Closure and decommissioning, closing balance	$296,228	$242,861
Litigation	6,952	5,291
Total provisions	$303,180	$248,152

Provision classification:	December 31, 2022	December 31, 2021
Current	$17,853	$8,041
Non-current	285,327	240,111
	$303,180	$248,152

PAN AMERICAN SILVER CORP.	38

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
Closure and Decommissioning Cost Provision
The inflated and discounted provisions on the statement of financial position as at December 31, 2022, using inflation rates of between 2% and 6% (2021 – between 1% and 5%) and discount rates of between 3% and 11% (2021 - between 1% and 9%), was $296.2 million (2021 - $242.9 million). Revisions made to the reclamation obligations in 2022 were primarily a result of increased site disturbance at the mines as well as revisions to the estimate based on periodic reviews of closure plans, actual expenditures incurred and concurrent closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits and cash on hand.
The accretion expense charged to 2022 earnings as finance expense was $14.8 million (2021 - $7.5 million). Reclamation expenditures paid during the current year were $4.2 million (2021 - $6.0 million).
Litigation Provision
The litigation provision, as at December 31, 2022 and 2021, consists primarily of amounts accrued for labour claims at several of the Company’s mine operations. The balance of $7.0 million at December 31, 2022 (2021 - $5.3 million) represents the Company’s best estimate for all known and anticipated future obligations related to the above claims. The amount and timing of any expected payments are uncertain as their determination is outside the control of the Company.
17. LEASES

a.ROU assets
The following table summarizes changes in ROU assets for the year ended December 31, 2022, which have been recorded in mineral properties, plant and equipment on the consolidated statements of financial position:

	December 31, 2022	December 31, 2021
Opening net book value	$29,496	$33,543
Additions	18,977	9,924
Depreciation	(14,961)	(12,444)
Other	(3,249)	(1,527)
Closing net book value	$30,263	$29,496
b.Lease obligations
The following table presents a reconciliation of the Company's undiscounted cash flows at December 31, 2022 and December 31, 2021 to their present value for the Company's lease obligations:

	December 31, 2022	December 31, 2021
Within one year	$14,139	$11,690
Between one and five years	17,592	16,676
Beyond five years	14,412	16,934
Total undiscounted lease obligations	46,143	45,300
Less future interest charges	(13,029)	(14,739)
Total discounted lease obligations	33,114	30,561
Less: current portion of lease obligations	(13,608)	(10,663)
Non-current portion of lease obligations	$19,506	$19,898

PAN AMERICAN SILVER CORP.	39

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
18. DEBT

	December 31, 2021	Proceeds	Repayments	December 31, 2022
SL-Credit Facility	$—	$160,000	$—	$160,000
Other	15,300	23,661	5,239	33,722
Less: current portion	$(3,400)	$—	$—	$(13,712)
Non-current	$11,900	$183,661	$5,239	$180,010

	December 31, 2020	Proceeds	Repayments	December 31, 2021
SL-Credit Facility	$—	$—	$—	$—
Other	—	17,000	1,700	15,300
Less: current portion	$—	$—	$—	$(3,400)
Non-current	$—	$17,000	$1,700	$11,900
SL-Credit Facility
In November 2022, as agreed under the terms of the Transaction (Note 1), the Company provided Yamana $150 million towards a termination fee payable to Gold Fields Limited (“Gold Fields) in connection with the now terminated acquisition proposal of Yamana by Gold Fields (Note 24). To fund this payment and other transaction and integration costs during the fourth quarter of 2022, the Company drew proceeds of $160 million from its SL-Credit Facility. Please refer to Note 33 for further details.
On August 10, 2021, Pan American entered into an amendment agreement to amend and extend its $500 million Credit Facility, with a maturity date of February 1, 2023, into a $500 million SL-Credit Facility that matures on August 8, 2025. The SL-Credit Facility features a mechanism that allows for pricing adjustments on drawn and undrawn balances based on the Company's sustainability performance ratings and scores published by MSCI and S&P Global. In addition, the financial covenants include the requirement for the Company to maintain: (i) a leverage ratio less than or equal to 3.5:1; and (ii) an interest coverage ratio more than or equal to 3.0:1. The Company was in compliance with all covenants required by the SL-Credit Facility.
The SL-Credit Facility can be drawn down at any time to finance the Company’s working capital requirements, acquisitions, investments and for general corporate purposes. The borrowing costs under the Company's SL-Credit Facility are based on the Company's leverage ratio subject to pricing adjustments based on the Company's sustainability performance ratings and scores at either (i) LIBOR plus 1.825% to 2.80% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.825% to 1.80%. Undrawn amounts under the SL-Credit Facility are subject to a stand-by fee of 0.41% to 0.63% per annum, dependent on the Company's leverage ratio and subject to pricing adjustments based on sustainability performance ratings and scores.
Other loans
From May 2022 to December 2022, the Company entered into Peruvian USD denominated promissory notes with a local financial institution in Peru, maturing in under 30 days, to provide short-term funding for the purpose of certain construction activities in advance of entering into term loans. In June 2021 and May 2022, the Company entered into Peruvian USD denominated five-year Loans with that same local financial institution for construction financing. The promissory notes bear a 5.6% interest rate per annum and the June 2021 loan bears a 3.6% interest rate per annum and requires quarterly repayments while the May 2022 loan bears 2.2% interest per annum and requires monthly repayments.
19. DEFERRED REVENUE

On July 11, 2016, the Company recognized a deferred revenue liability from its sale of precious metal streams to Maverix whereby the Company will sell 100% of the future gold production from La Colorada and 5% of the future

PAN AMERICAN SILVER CORP.	40

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
gold production from La Bolsa, which is in the exploration stage, respectively (the "Streams"). The obligation for the Streams was not impacted by the Maverix Sale (Note 13).
The deferred revenue related to the Streams will be recognized as revenue by Pan American as the gold ounces are delivered to Maverix and increased by $2.5 million during the three months ended March 31, 2022 to record the deferred revenue previously not recognized while using the equity method of accounting after concluding that it no longer held significant influence of Maverix. The deferred revenue liability was $13.9 million at December 31, 2022 (December 31, 2021 - $12.5 million).
20. OTHER LONG-TERM LIABILITIES

Other long term liabilities consist of:

	December 31, 2022	December 31, 2021
Deferred credit(1)	$20,788	$20,788
Other tax payables	—	16
Severance liabilities	6,172	4,887
	$26,960	$25,691
(1)Represents the obligation to deliver future silver production of Navidad pursuant to a silver stream contract.
21. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS

a.Stock options and compensation shares
For the year ended December 31, 2022, the total share-based compensation expense relating to stock options and compensation shares was $3.9 million (2021 - $5.1 million) and is presented as a component of general and administrative expense.
•Stock options
During the year ended December 31, 2022, the Company granted 191,649 (2021 – 53,115) stock options.
During the year ended December 31, 2022, the Company issued 79,542 (2021 – 65,780) common shares in connection with the exercise of stock options.
•Compensation shares
During the year ended December 31, 2022, the Company issued 14,745 (2021 - 9,646) common shares to the Board of Directors in lieu of Directors' fees of $0.3 million (2021 - $0.3 million).

PAN AMERICAN SILVER CORP.	41

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
The following table summarizes changes in stock options for the years ended December 31,:

	Stock Options Outstanding
	Shares	Weighted Average Exercise Price CAD$
As at December 31, 2020	317,417	$18.78
Granted	53,115	30.70
Exercised	(65,780)	11.77
Expired	(2,162)	41.62
Forfeited	(23,587)	32.27
As at December 31, 2021	279,003	$21.38
Granted	191,649	22.95
Exercised	(79,542)	15.12
Expired	(4,324)	41.62
Forfeited	(9,819)	31.32
As at December 31, 2022	376,967	$23.01
The following table summarizes information about the Company's stock options outstanding at December 31, 2022:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at December 31, 2022	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD$	Number Outstanding as at December 31, 2022	Weighted Average Exercise Price CAD$
$17.53 - $23.03	290,657	5.6	$21.17	99,008	$17.72
$23.04 - $28.54	35,409	2.7	$25.35	35,409	$25.35
$28.55 - $34.04	43,993	5.9	$30.70	14,668	$30.70
$34.05 - $39.48	6,908	4.9	$39.48	6,908	$39.48
	376,967	5.3	$23.01	155,993	$21.64
The following assumptions were used in the Black-Scholes option pricing model in determining the fair value of options granted during the years ended December 31,:

	2022	2021
Expected life (years)	4.5	4.0
Expected volatility	44.3%	44.0%
Expected dividend yield	2.7%	2.4%
Risk-free interest rate	3.4%	1.9%
Weighted average exercise price (CAD$)	$22.95	$30.70
Weighted average fair value (CAD$)	$7.69	$9.39
b.PSUs
PSUs are notional share units that mirror the market value of the Company’s common shares. Each vested PSU entitles the participant to a cash payment equal to the value of an underlying share, less applicable taxes, at the end of the term, plus the cash equivalent of any dividends distributed by the Company during the three-year performance period. PSU grants will vest on the date that is three years from the date of grant subject to certain exceptions. Performance results at the end of the performance period relative to predetermined performance criteria and the application of the corresponding performance multiplier determine how many PSUs vest for each participant. The Board of Directors approved the issuance of 150,469 PSUs for 2022 with a share price of CAD $21.16 (2021 - 79,417 PSUs approved at a share price of CAD $32.72). The Company recorded a $nil and $1.9 million expense, respectively, in general and administrative expense for PSUs for the years ended December 31, 2022 and 2021.

PAN AMERICAN SILVER CORP.	42

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
The following table summarizes changes in PSUs for the years ended December 31, 2022 and 2021:

PSU	Number Outstanding	Fair Value
As at December 31, 2020	255,559	$8,870
Granted	79,417	2,049
Paid out	(117,328)	(4,539)
Change in value	—	(901)
As at December 31, 2021	217,648	$5,479
Granted	150,469	2,456
Paid out	(80,159)	(828)
Change in value	—	(2,319)
As at December 31, 2022	287,958	$4,788
c.RSUs
Under the Company’s RSU plan, selected employees are granted RSUs where each RSU has a value equivalent to one Pan American common share. At the time of settlement, the Board of Directors has the discretion to settle the RSUs with cash or common shares. The RSUs vest in three installments, the first 33.3% vest on the first anniversary date of the grant, the second 33.3% vest on the second anniversary date of the grant, and a further 33.3% vest on the third anniversary date of the grant. Additionally, RSU value is adjusted to reflect dividends paid on common shares over the vesting period.
The Company recorded a $1.5 million and $1.8 million expense, respectively, in general and administrative expense for RSUs for the years ended December 31, 2022 and 2021.
The following table summarizes changes in RSUs for the years ended December 31, 2022 and 2021:

RSU	Number Outstanding	Fair Value
As at December 31, 2020	396,572	$13,730
Granted	240,366	5,818
Paid out	(197,320)	(4,829)
Forfeited	(13,218)	(329)
Change in value	—	(3,699)
As at December 31, 2021	426,400	$10,691
Granted	341,060	5,567
Paid out	(198,344)	(3,402)
Forfeited	(17,324)	(283)
Change in value	—	(3,453)
As at December 31, 2022	551,792	$9,120

PAN AMERICAN SILVER CORP.	43

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
d.Authorized share capital
The Company is authorized to issue 400,000,000 common shares without par value.
e.Dividends
The Company declared the following dividends for the years ended December 31, 2022 and 2021:

Declaration date	Record date	Dividend per common share
February 22, 2023 (1)	March 6, 2023	$0.10
November 9, 2022	November 21, 2022	$0.10
August 10, 2022	August 22, 2022	$0.11
May 11, 2022	May 24, 2022	$0.12
February 23, 2022	March 7, 2022	$0.12
November 9, 2021	November 22, 2021	$0.10
August 10, 2021	August 23, 2021	$0.10
May 12, 2021	May 25, 2021	$0.07
February 17, 2021	March 1, 2021	$0.07
(1)These dividends were declared subsequent to the year end and have not been recognized as distributions to owners during the period presented.
f.CVRs
As part of the acquisition of Tahoe Resources Inc ("Tahoe"), on February 22, 2019, the Company issued 313,887,490 Contingent Value Rights ("CVRs"), with a term of 10 years, which were convertible into 15,600,208 common shares upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine. As of December 31, 2022 and 2021, there were 313,883,990 CVRs outstanding which are convertible into 15,600,034 common shares.
22. PRODUCTION COSTS

Production costs are comprised of the following:

	2022	2021
Materials and consumables	$414,302	$381,446
Salaries and employee benefits (1)	310,715	317,081
Contractors	232,096	226,095
Utilities	56,204	48,675
Other expenses	30,843	34,165
Changes in inventories (2)	50,271	(81,983)
	$1,094,431	$925,479
(1)Salaries and employee benefits is comprised of:

	2022	2021
Wages, salaries and bonuses	$328,384	$352,736
Severances (3)	23,884	—
Share-based compensation	3,936	5,128
Total employee compensation and benefit expenses	356,204	357,864
Less: Expensed within General and Administrative expenses	(26,179)	(31,230)
Less: Expensed within Care and Maintenance expenses	(11,721)	(4,310)
Less: Expensed within Exploration expenses	(7,589)	(5,243)
Employee compensation and benefits expenses included in production costs	$310,715	$317,081
(2)Includes NRV adjustments to inventory to increase production costs by $97.7 million for the year ended December 31, 2022 (2021 - increase by $8.7 million).
(3)Includes $15.5 million, $5.6 million and $2.8 million of severances at Manantial Espejo, Morococha and Dolores respectively for the year ended December 31, 2022 (2021 - $nil).

PAN AMERICAN SILVER CORP.	44

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
23. MINE CARE AND MAINTENANCE

	2022	2021
Escobal	$24,594	$24,357
Morococha(1)	15,533	—
Navidad	4,996	7,423
	$45,123	$31,780
(1) Morococha was placed on care and maintenance in February 2022.
24. TRANSACTION AND INTEGRATION COSTS

Pursuant to the Transaction (Note 1), during the fourth quarter of 2022, the Company provided $150.0 million to Yamana towards a termination fee payable to Gold Fields Limited ("Gold Fields"). Please refer to Note 33 for further details.

	2022	2021
Termination fee	$150,000	$—
Legal and advisory fees	6,814	—
Other	520	—
	$157,334	$—
25. INTEREST AND FINANCE EXPENSE

	2022	2021
Interest expense	$5,311	$3,660
Finance fees	2,311	5,068
Accretion expense (Note 16)	14,841	7,470
	$22,463	$16,198
26. EARNINGS PER SHARE ("EPS")

For the year ended December 31,		2022		2021
	Earnings (1)	Shares (000’s)	EPS	Earnings	Shares (000’s)	EPS
Net (loss) earnings	$(341,748)			$97,428
Basic (loss) earnings per share	$(341,748)	210,521	$(1.62)	$97,428	210,298	$0.46
Effect of dilutive securities:
Stock options	—	—		—	137
Diluted (loss) earnings per share	$(341,748)	210,521	$(1.62)	$97,428	210,435	$0.46
(1)Net earnings attributable to equity holders of the Company.
The following securities were excluded in the computation of diluted earnings per share because they were anti-dilutive but they have the potential to dilute basic earnings per share in the future:

	2022	2021
Potential dilutive securities:
Share options	376,967	65,044
Potential shares from CVR conversion (1)	15,600,034	15,600,034
	15,977,001	15,665,078
(1) There were 313,883,990 CVRs outstanding at December 31, 2022 (2021 - 313,883,990)

PAN AMERICAN SILVER CORP.	45

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
27. SUPPLEMENTAL CASH FLOW INFORMATION

The following tables summarize other adjustments for non-cash statement of earnings items, changes in operating working capital items and significant non-cash items:

Other operating activities	2022	2021
Adjustments for non-cash statement of earnings items:
Unrealized foreign exchange losses	$12,840	$6,703
Interest expense (Note 25)	5,311	3,660
Gains on derivatives (Note 8(d))	(7,336)	(5,393)
Share-based compensation expense	3,936	5,128
Losses (gains) on disposition of mineral properties, plant and equipment (Note 11)	2,439	(32,167)
	$17,190	$(22,069)
The following tables summarize other adjustments for non-cash statement of earnings items, changes in operating working capital items and significant non-cash items:

Changes in non-cash operating working capital items:	2022	2021
Trade and other receivables	$(12,692)	$(2,874)
Inventories	(50,035)	(82,885)
Prepaid expenses	2,546	1,049
Accounts payable and accrued liabilities	20,711	18,086
Provisions	(2,567)	(4,445)
	$(42,037)	$(71,069)

Cash and Cash Equivalents	December 31, 2022	December 31, 2021
Cash in banks	$107,005	$283,550
28. SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's Chief Operating Decision Maker to review operating segment performance. We have determined that each producing mine and significant development property represents an operating segment. The Company has organized its reportable and operating segments by significant revenue streams and geographic regions.

PAN AMERICAN SILVER CORP.	46

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
Significant information relating to the Company’s reportable operating segments is summarized in the table below:

For the year ended December 31, 2022
Segment/Country	Mine	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$155,039	$98,695	$20,249	$36,095	$91,682
Peru	Huaron	145,730	100,511	11,836	33,383	15,574
	Morococha (2)	22,059	20,642	2,332	(915)	1,252
Bolivia	San Vicente	76,935	59,596	8,744	8,595	7,156
Argentina	Manantial Espejo (3)	105,073	112,670	23,050	(30,647)	4,263
Guatemala	Escobal	—	—	—	—	1,606
Total Silver Segment		504,836	392,114	66,211	46,511	121,533
Gold Segment:
Mexico	Dolores	303,934	301,892	129,803	(127,761)	35,855
Peru	Shahuindo	266,375	146,179	44,503	75,693	44,604
	La Arena	175,865	103,869	34,674	37,322	47,970
Canada	Timmins	243,708	186,266	38,640	18,802	37,652
Total Gold Segment		989,882	738,206	247,620	4,056	166,081
Other segment:
Canada	Pas Corp	—	—	439	(439)	348
Argentina	Navidad	—	—	—	—	50
Other	Other	—	—	1,766	(1,766)	1,509
Total		$1,494,718	$1,130,320	$316,036	$48,362	$289,521
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)Morococha was placed on care and maintenance in February 2022.
(3)Manantial Espejo ceased production subsequent to year end.

For the year ended December 31, 2021
Segment/Country	Mine	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$130,112	$75,192	$20,505	$34,415	$65,532
Peru	Huaron	154,634	90,126	11,564	52,944	10,897
	Morococha	108,699	75,182	13,738	19,779	8,329
Bolivia	San Vicente	80,446	54,569	9,276	16,601	5,340
Argentina	Manantial Espejo	127,445	106,874	16,031	4,540	7,575
Guatemala	Escobal	—	—	—	—	778
Total Silver Segment		601,336	401,943	71,114	128,279	98,451
Gold Segment:
Mexico	Dolores	342,556	186,285	106,397	49,874	40,566
Peru	Shahuindo	255,771	115,009	42,600	98,162	27,678
	La Arena	194,582	84,243	41,362	68,977	45,479
Canada	Timmins	238,505	174,374	39,768	24,363	42,298
Total Gold Segment		1,031,414	559,911	230,127	241,376	156,021
Other segment:
Canada	Pas Corp	—	—	407	(407)	332
Argentina	Navidad	—	—	—	—	90
Other	Other	—	—	1,310	(1,310)	980
Total		$1,632,750	$961,854	$302,958	$367,938	$255,874
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.

PAN AMERICAN SILVER CORP.	47

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

At December 31, 2022
Segment/Country	Mine	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$375,381	$52,018	$323,363
Peru	Huaron	122,535	51,486	71,049
	Morococha (1)	102,193	31,240	70,953
Bolivia	San Vicente	82,509	47,380	35,129
Argentina	Manantial Espejo (2)	47,772	40,477	7,295
Guatemala	Escobal	291,118	19,374	271,744
Total Silver Segment		1,021,508	241,975	779,533
Gold Segment:
Mexico	Dolores	415,143	155,772	259,371
Peru	Shahuindo	602,443	199,560	402,883
	La Arena	368,277	155,120	213,157
Canada	Timmins	382,043	67,971	314,072
Total Gold Segment		1,767,906	578,423	1,189,483
Other segment:
Canada	Pas Corp	178,986	182,920	(3,934)
Argentina	Navidad	193,923	2,600	191,323
	Other	86,175	40,962	45,213
Total		$3,248,498	$1,046,880	$2,201,618
(1)Morococha was placed on care and maintenance in February 2022.
(2)Manantial Espejo ceased production subsequent to year end.

At December 31, 2021
Segment/Country	Mine	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$299,038	$52,934	$246,104
Peru	Huaron	117,514	59,975	57,539
	Morococha	124,607	40,494	84,113
Bolivia	San Vicente	88,924	53,264	35,660
Argentina	Manantial Espejo	71,012	29,017	41,995
Guatemala	Escobal	287,811	19,833	267,978
Total Silver Segment		988,906	255,517	733,389
Gold Segment:
Mexico	Dolores	750,220	193,638	556,582
Peru	Shahuindo	591,164	199,450	391,714
	La Arena	317,371	106,799	210,572
Canada	Timmins	419,106	62,196	356,910
Total Gold Segment		2,077,861	562,083	1,515,778
Other segment:
Canada	Pas Corp	176,006	16,492	159,514
Argentina	Navidad	193,077	—	193,077
	Other	82,734	48,484	34,250
		$3,518,584	$882,576	$2,636,008

Product Revenue	2022	2021
Refined silver and gold	$1,106,793	$1,177,388
Zinc concentrate	98,341	119,059
Lead concentrate	167,673	145,524
Copper concentrate	65,096	133,025
Silver concentrate	56,815	57,754
Total	$1,494,718	$1,632,750

PAN AMERICAN SILVER CORP.	48

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
The Company has 26 customers that account for 100% of the concentrate and silver and gold sales revenue. The Company has 3 customers that accounted for 28%, 14% and 12% of total sales in 2022, and 4 customers that accounted for 21%, 13%, 12%, and 11% of total sales in 2021. The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse effect on the Company’s financial performance, financial position, and cash flows.
29. OTHER EXPENSE (INCOME)

	2022	2021
Change in closure and decommissioning estimates (1)	$4,694	$246
Change in provisions	5,011	1,323
Investment income	(5,371)	(484)
Other income	(2,219)	(1,121)
Total	$2,115	$(36)
(1)Relates to changes in estimates after the completion of mining activities.
30. INCOME TAXES

Components of Income Tax Expense

	2022	2021
Current tax expense (recovery)
Recognized in profit or loss in current year	$85,325	$134,947
Adjustments recognized in the current year with respect to prior years	(2,308)	147
	83,017	135,094
Deferred tax expense (recovery)
Deferred tax expense (recovery) recognized in the current year	(34,184)	14,194
Adjustments recognized in the current year with respect to prior years	366	56
Derecognition of previously unrecognized deferred tax assets	9,065	—
Benefit from previously unrecognized losses, and other temporary differences	—	508
Impact of impairments on deferred tax assets and liabilities	(3,825)	—
Decrease in deferred tax liabilities due to tax impact of NRV charge to inventory	(15,321)	(3,423)
	(43,899)	11,335
Income tax expense	$39,118	$146,429
Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income tax. These differences result from the items shown on the following table, which result in an effective tax rate that varies considerably from the comparable period. The factors which have affected the effective tax rate for the year ended December 31, 2022 and the comparable period of 2021 were changes in the recognition of certain deferred tax assets primarily due to the Dolores impairment, foreign exchange fluctuations, mining taxes paid, and withholding taxes on payments from foreign subsidiaries.
In the year ended December 31, 2022, as a result of terminating its arrangement agreement with Gold Fields Limited, Yamana was required to pay Gold Fields Limited a termination fee of $300 million. One-half of this amount was funded by the Company. The Company has treated this as a capital cost of acquiring Yamana Gold Inc., pursuant to the applicable Canadian income tax legislation. Since the Company controls the timing of the reversal of this deductible temporary difference, no deferred tax benefit could be recorded for this amount. The tax impact caused by this treatment effectively increased tax expense by $39.8 million in the current quarter.
The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.

PAN AMERICAN SILVER CORP.	49

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
Reconciliation of Effective Income Tax Rate

	2022	2021
Earnings (loss) before taxes and non-controlling interest	$(300,945)	$244,991
Statutory Canadian income tax rate	27.00%	27.00%
Income tax expense (recovery) based on above rates	$(81,255)	$66,148
Increase (decrease) due to:
Non-deductible expenditures	7,465	6,192
Foreign tax rate differences	(11,717)	15,969
Change in net deferred tax assets not recognized (1)	22,296	20,574
Derecognition of deferred tax assets previously recognized (2)	50,356	—
Effect of other taxes paid (mining and withholding)	15,658	25,846
Effect of foreign exchange on tax expense	(21,541)	14,337
Non-taxable impact of foreign exchange	6,310	(1,203)
Change in non-deductible portion of reclamation liabilities	12,157	2,380
Unrecognized tax benefit on termination fee related to the Yamana acquisition	39,750	—
Other	(361)	(3,814)
Income tax expense	$39,118	$146,429
Effective income tax rate	(13.00)%	59.77%
(1)Includes deferred taxes related to amounts recorded in other comprehensive income for the year-end December 31, 2022 of $0.5 million with no amounts recognized in the comparative period.
(2)Attributable to the loss of attributes resulting from the Dolores impairment in Q2 2022 (Note 12).
Deferred tax assets and liabilities
The following is the analysis of the deferred tax assets (liabilities) presented in the consolidated financial statements:

	2022	2021
Net deferred tax liabilities, beginning of year	$(128,832)	$(117,461)
Recognized in net earnings in the year	43,899	(11,335)
Recognized in other comprehensive income (loss) in year (1)	469	—
Other	6	(36)
Net deferred liabilities, end of year	(84,458)	(128,832)
Deferred tax assets	55,879	55,953
Deferred tax liabilities	(140,337)	(184,785)
Net deferred tax liabilities	$(84,458)	$(128,832)
(1)Deferred tax impact related to unrealized loss on long-term investment (see Note 13).
Components of deferred tax assets and liabilities
The deferred tax assets (liabilities) are comprised of the various temporary differences, as detailed below:

	2022	2021
Deferred tax assets (liabilities) arising from:
Closure and decommissioning costs	$23,482	$27,742
Tax losses, resource pools and mining tax credits	83,819	92,928
Deductible Mexican mining taxes	3,974	4,682
Accounts payable and accrued liabilities	26,920	22,119
Trade and other receivables	17,634	29,163
Provision for doubtful debts and inventory adjustments	3,136	(28,153)
Short-term investments	(11,665)	(7,941)
Mineral properties, plant, and equipment	(217,255)	(245,126)
Estimated sales provisions	(19,263)	(30,466)
Other temporary differences and provisions	4,760	6,220
Net deferred tax liabilities	$(84,458)	$(128,832)

PAN AMERICAN SILVER CORP.	50

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
At December 31, 2022, the net deferred tax liability above included the deferred tax asset of $83.8 million, which includes the benefits from tax losses ($28.1 million) and resource pools ($55.7 million). The decrease of $9.1 million in this deferred tax asset is mainly due to the slower than expected utilization of tax attributes against income from Timmins West and Bell Creek, which resulted in the de-recognition of the benefits associated with resource pools for these mines. The losses will begin to expire after the 2024 year end, if unused.
At December 31, 2021, the net deferred tax liability above included the deferred tax asset of $92.9 million, which includes the benefits from tax losses ($26.4 million) and resource pools ($66.5 million). The decrease in this deferred tax asset is mainly due to the unrealized losses on short-term investments. In prior years, the accumulated unrealized gains on short-term investments necessitated the recognition of this offsetting deferred tax asset. The current year's decrease in accumulated unrealized gains has resulted in a consequential reduction to this offsetting deferred tax asset. Since the accumulated unrealized gains decreased during 2021, the benefit associated with the offsetting losses was de-recognized. The losses will begin to expire after the 2024 year end, if unused.
Unrecognized deductible temporary differences, unused tax losses and unused tax credits
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	2022	2021
Operating tax loss	$383,231	$366,351
Net capital tax loss	36,817	35,801
Resource pools and other tax credits (1)	87,012	49,230
Financing fees	1,368	1,050
Mineral properties, plant, and equipment	207,182	127,945
Closure and decommissioning costs	207,261	143,080
Exploration and other expenses not currently deductible	26,300	33,837
Intercompany debt	23,449	17,956
Doubtful debt and inventory	18,631	24,624
Payroll and vacation accruals	35,799	6,168
Other temporary differences	14,057	6,154
	$1,041,107	$812,196
(1)Includes tax credits which will begin to expire after 2027 year end, if unused.
Included in the above amounts are operating tax losses, which if not utilized will expire as follows:

At December 31, 2022
	Canada	US	Peru	Mexico	Barbados	Argentina	Total
2023	$—	$360	$—	$289	$70	$4	$723
2024	—	419	275	312	30	10	1,046
2025 – and after	342,244	10,980	271	2,320	318	25,329	381,462
Total tax losses	$342,244	$11,759	$546	$2,921	$418	$25,343	383,231

At December 31, 2021
	Canada	US	Peru	Mexico	Barbados	Argentina	Total
2022	$—	$529	$156	$—	$15	$3	$703
2023	—	360	—	207	60	5	632
2024 – and after	330,799	11,399	593	2,092	168	19,965	365,016
Total tax losses	$330,799	$12,288	$749	$2,299	$243	$19,973	$366,351
Taxable temporary differences associated with investment in subsidiaries
As at December 31, 2022, taxable temporary differences of $286.0 million (2021 – $282.0 million) associated with the investments in subsidiaries have not been recognized as the Company is able to control the timing of the reversal of these differences which are not expected to reverse in the foreseeable future.

PAN AMERICAN SILVER CORP.	51

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
31. CONTINGENCIES

The following is a summary of the contingent matters and obligations relating to the Company as at December 31, 2022.
General
The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.
Environment
The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.
Estimated future reclamation costs are based on the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. As of December 31, 2022, $296.2 million (2021 - $242.9 million) was accrued for reclamation costs relating to mineral properties (Note 16).
Tax
The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.
Title
The validity of our mining or exploration titles or claims or rights, which constitute most of our property holdings, can be uncertain and may be contested. Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers, Indigenous land claims, or undetected title defects. In some cases, we do not own or hold rights to the mineral concessions we mine, and our rights may be contractual in nature. We have not conducted surveys of all the claims in which we hold direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The land title system is also not well developed in some countries and may rely on informal, hereditary or possessory rights. Such informal systems can create significant uncertainty in obtaining and maintaining ownership or rights of access, in defining precise locations or clear boundaries to properties, and substantiating rights if challenged. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, or that such exploration and mining titles or claims will not be challenged or impugned by

PAN AMERICAN SILVER CORP.	52

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
third parties. Any defects in title to our properties, or the revocation of or challenges to our rights to mine, could have a material adverse effect on our operations and financial condition.
Legal Proceedings
We are subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many of these claims are from current or ex-employees, or employees of former or current owners of our operations, such as the Quiruvilca-related claims in Peru, which could, in the aggregate, be of significant value, and include alleged improper dismissals, workplace illnesses, such as silicosis, and claims for additional profit-sharing and bonuses in prior years.
We may become subject to class action lawsuits. For example, in mid-2017, Tahoe, which was acquired by us in late February 2019, and certain of its former directors and officers became the subject of three purported class action lawsuits filed in the United States that center primarily around alleged misrepresentations. These U.S. class action lawsuits were later consolidated into one class action suit that is ongoing. In October 2018, Tahoe learned that a similar proposed class action lawsuit had been filed in the Superior Court of Ontario. These lawsuits seek significant damages. Tahoe has disputed the allegations made in these suits, however the outcomes are not determinable at this time.
We may also be subject to proceedings in our commercial relationships. While we would, where available and appropriate to do so, defend against any such allegations, if we are unsuccessful in our defense of these claims, we may be subject to significant losses.
Furthermore, we are in some cases subject to claims or other legal processes, which may be direct or indirect, by individuals, local communities, Indigenous peoples, private land owners or non-governmental organizations relating to land and mineral rights and tenure, or alleged environmental or social damage. Such claimants may seek sizeable monetary damages against us and/or the return or relinquishment of surface or mineral rights or revocation of permits and licenses that are valuable to us.
Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to us. We establish provisions for matters that are probable and can be reasonably estimated. We also carry liability insurance coverage, however such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by us. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which could have a material adverse effect on our financial or operating position, cash flow and results of operations.
Country
Argentina
Unanticipated or drastic changes in laws and regulations have affected our operations in the past. For example, previous governments implemented severe price, foreign exchange, and import controls which included informal restrictions on dividend, interest, and service payments abroad and limitations on the ability to convert ARS into USD, which exposed the Company to additional risks of ARS devaluation and high domestic inflation. The current government in Argentina maintains unfavorable economic policies, such as strict currency controls and the imposition of export duties.
The Company has suspended project development activities at Navidad as a result of uncertainty over the zoning, regulatory and tax laws. The Company remains committed to the development of Navidad and to contributing to the positive economic and social development of the province of Chubut upon the adoption of a favorable legislative framework.

PAN AMERICAN SILVER CORP.	53

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
Bolivia
On May 28, 2014, the Bolivian government enacted the New Mining Law. Among other things, the New Mining Law provided that all pre-existing contracts were to migrate to one of several new forms of agreement within a prescribed period of time. The Company currently has a joint venture agreement with COMIBOL (the "COMIBOL Joint Venture"), a Bolivian state mining company, relating to the San Vicente mine. As a result, we anticipate that the COMIBOL Joint Venture will be subject to such migration and possible renegotiation of key terms. The migration process has been delayed by COMIBOL and has not been completed.
The primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the COMIBOL Joint Venture, and the full impact may only be realized over time. We will take appropriate steps to protect and, if necessary, enforce our rights under the COMIBOL Joint Venture. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of the COMIBOL Joint Venture will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.
The Company's San Vicente mine, pursuant to the COMIBOL Joint Venture, is obligated to pay COMIBOL a participation fee of 37.5% of the operation’s cash flow. For the year ended December 31, 2022, the Company incurred approximately $7.5 million in COMIBOL royalties (2021 - incurred $7.7 million).
Guatemala
Some communities and non-governmental organizations ("NGOs") have been vocal and active in their opposition to mining and exploration activities in Guatemala. In July 2017, the Escobal mining license was suspended as a result of a court proceeding initiated by an NGO in Guatemala, based upon the allegation that the Guatemala MEM violated the Xinka Indigenous people’s right of consultation. After several decisions and appeals on the matter, a decision of the Constitutional Court of Guatemala was rendered on September 3, 2018, determining that the Escobal mining license would remain suspended until the Guatemala MEM completes an ILO 169 consultation.
During 2022, the ILO 169 consultation process for the Escobal mine in Guatemala advanced with the conclusion of Phase 1 of the process in July 2022. The process is being led by the Guatemala MEM with representatives of the Xinka Indigenous people and PAS Guatemala, Pan American's subsidiary in Guatemala, as participants in the process. Additionally, two meetings were held in October 2022 to provide information related to the project. Jointly with the representatives of the Xinka Indigenous community, MEM submitted an update to the Guatemalan Supreme Court of Justice in December 2022.
Operations at the Escobal mine have been on care and maintenance, since July 2017, and the Constitutional Court of Guatemala has ordered the continued suspension of the mining license while the MEM conducts the ILO 169 consultation with the Xinka Indigenous people residing in the area of influence.
The process, timing, and outcome of the ILO 169 consultation remains uncertain.
32. RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. Transactions with the Company's subsidiaries have been eliminated on consolidation. Maverix ceased to be a related party after March 31, 2022 when the Company determined that it no longer held significant influence (Note 13). There were no other related party transactions for the years ended December 31, 2022 and 2021.

PAN AMERICAN SILVER CORP.	54

Notes to the Consolidated Financial Statements
As at December 31, 2022 and December 31, 2021, and
for the years ended December 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
Compensation of key management personnel
Key management personnel compensation is comprised of:

	2022	2021
Short-term employee benefits (1)	$11,702	$18,592
Post-employment benefits (2)	1,020	1,130
Share-based payments (3)	2,286	2,281
	$15,008	$22,003
(1)Includes annual salary and short-term incentives, RSUs, and PSUs paid by the Company.
(2)Includes annual contributions to retirement savings plans made by the Company.
(3)Includes annual stock option, and common share grants.
33. SUBSEQUENT EVENTS

Acquisition of Yamana
The Company has agreed to acquire of all of the issued and outstanding common shares of Yamana ("Yamana Shares") following the sale by Yamana of its Canadian assets, including certain subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico Eagle (Note 1).
Pursuant to the Transaction, shareholders of Yamana will receive for each Yamana Share held: (i) 0.1598 of a common share of the Company; (ii) 0.0376 of a common share of Agnico Eagle; and (iii) $1.0406 in cash to be paid by Agnico Eagle. The aggregate consideration payable to Yamana shareholders consists of up to approximately 156.9 million common shares of the Company; approximately 36.6 million common shares of Agnico Eagle; and $1.0 billion in cash contributed by Agnico Eagle. The aggregate consideration represents a value of $4.8 billion or $5.02 per Yamana Share, based on the closing price of Pan American’s and Agnico Eagle’s shares on November 3, 2022, the day prior to the announcement of the proposed Transaction.
Under the terms of the Transaction, the Company funded $150 million in cash to Yamana to pay a portion of a termination fee payable to Gold Fields in connection with the now terminated arrangement agreement between Yamana and Gold Fields. To fund this payment and other transaction and integration costs during the fourth quarter of 2022, the Company drew proceeds of $160 million from its SL-Credit Facility (Note 24).
The Transaction received shareholder approval from the Company’s shareholders and Yamana’s shareholders on January 31, 2023. In addition, on February 6, 2023 the Company received the required court order with respect to the Transaction from the Ontario Superior Court of Justice. The Transaction remains subject to approval from the Mexican Federal Economic Competition Commission and satisfaction or waiver of certain other closing conditions. The Transaction is expected to close in the first quarter of 2023. There can be no assurance as to the completion of the Transaction.
Pan American would assume Yamana’s obligations with respect to its August 2021 senior notes with an outstanding balance of $500 million and interest rate of 2.63% due in August 2031 and the December 2017 senior notes with an outstanding balance of $282.9 million and interest rate of 4.625% due in December 2027 (the “Notes”). The Notes contain certain change of control provisions, the triggering of which would result in a mandatory repurchase of the Notes in accordance with their terms. The Company does not currently expect that the change of control provisions would be triggered. However, to support the Company’s potential financial requirements and provide financial flexibility and liquidity in connection with the Transaction, the Company has, nonetheless, obtained a commitment from a Canadian chartered bank to provide, on a fully underwritten basis, an increase to the total committed credit available to the Company from $500.0 million to $1,250.0 million.

PAN AMERICAN SILVER CORP.	55